Exhibit 99.18

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

between

COVIS PHARMA S.À.R.L., ZUG BRANCH,

COVIS INJECTABLES S.À.R.L., ZUG BRANCH,

CONCORDIA PHARMACEUTICALS INC.,

CONCORDIA HEALTHCARE CORP.

(solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X),

and

COVIS PHARMA HOLDINGS S.À.R.L.

(solely with respect to Section 10.19 and the applicable provisions of Article X),

DATED AS OF MARCH 9, 2015

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Section 9.2.	Effect of Termination	66
Section 9.3.	Termination Fee	67

ARTICLE X MISCELLANEOUS		68
Section 10.1.	Notices	68
Section 10.2.	Amendment; Waiver	69
Section 10.3.	Assignment	70
Section 10.4.	Entire Agreement	70
Section 10.5.	Parties in Interest	70
Section 10.6.	Public Disclosure	70
Section 10.7.	Return of Information	70
Section 10.8.	Expenses, Transfer Taxes and Property Taxes	71
Section 10.9.	Schedules	71
Section 10.10.	Governing Law; Jurisdiction	71
Section 10.11.	WAIVER OF JURY TRIAL	72
Section 10.12.	Counterparts	73
Section 10.13.	Headings	73
Section 10.14.	Severability	73
Section 10.15.	Specific Performance	73
Section 10.16.	Non-Recourse	74
Section 10.17.	Mutual Drafting	75
Section 10.18.	Purchaser Parent	75
Section 10.19.	Seller Parent	75
SCHEDULES OTHER THAN DISCLOSURE SCHEDULES
1.1(a)	Excluded Contracts
1.1(b)	Intellectual Property Licenses
1.1(d)	Knowledge of Purchaser
1.1(e)	Knowledge of Sellers
1.1(f)	Products
1.1(g)	Retained Products
1.1(h)	[REDACTED]
4.11	Tax Matters
EXHIBITS
EXHIBIT A	List of instruments and documents to be provided by Sellers
EXHIBIT B	List of instruments and documents to be provided by Purchaser
EXHIBIT C	Transition Services Agreement Term Sheet

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is made and entered into as of the 9th day of March 2015, by and between Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”; each of Covis Pharma and Covis Injectables is referred to individually as a “Seller” and, collectively, Covis Pharma and Covis Injectables are referred to as the “Sellers”), Concordia Pharmaceuticals Inc., an international business company organized under the Laws of Barbados (“Purchaser”), Concordia Healthcare Corp., a corporation organized under the Laws of the province of Ontario (“Purchaser Parent”) (solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X) and Covis Pharma Holdings S.à.r.l., a limited liability company organized under the Laws of Luxembourg (“Seller Parent”) (solely with respect to Section 10.19 and the applicable provisions of Article X).

W I T N E S S E T H:

WHEREAS, Sellers desire to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Sellers, all of the Purchased Assets and Assumed Liabilities, all as more specifically provided herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables of the Business as of the Closing arising out of the sale or other disposition of goods or services of the Business.

“Acquisition Proposal” shall have the meaning set forth in Section 6.13(a).

“Additional Ancillary Agreement” shall have the meaning set forth in Section 6.19(a).

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“AG Distribution Contract” means authorized generic distribution contracts, including: (i) the Supply & Distribution Agreement, dated May 23, 2013, by and between Covis Pharma S.à.r.l. and Rising Pharmaceuticals Inc.; (ii) the Supply & Distribution Agreement, dated December 2013, by and between Covis Pharma S.à.r.l. and Par Pharmaceutical, Inc.; and (iii) the Supply & Distribution Agreement, dated as of October 10, 2014, by and between Covis Pharma S.à.r.l. and Prasco, LLC.

“Agreement” means this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” means, collectively, the Assignment and Assumption Agreement, the Bill of Sale, the Escrow Agreement, the Intellectual Property Assignment Agreement, the Transition Services Agreement and any Additional Ancillary Agreement.

“Antitrust Laws” means all statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction applicable to Purchaser or any Seller that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, or the creation or strengthening of a dominant position, or the substantial lessening of competition, including the HSR Act and the regulations of any applicable foreign jurisdiction.

“Assignment and Assumption Agreement” means an assignment and assumption agreement, the definitive form of which will be executed and delivered by each of the Sellers and Purchaser at Closing, containing such reasonable and customary terms and conditions as mutually agreed to by Sellers and Purchaser, in connection with the assignment by Sellers to Purchaser of all rights, benefits and interests under the Assumed Contracts and all rights, benefits and interests to be assigned to Purchaser under the Shared Contracts, and the assumption by Purchaser of the Assumed Liabilities, in each case in accordance with, and subject to, the terms of this Agreement.

“Assumed Contracts” means all Contracts (other than this Agreement, the Ancillary Agreements and the Excluded Contracts) that are Related to the Business as of the Closing, whether written or oral, including Intellectual Property Licenses and Contracts set forth on Section 4.12(a)(i) of the Sellers’ Disclosure Schedules.

“Assumed Liability” shall have the meaning set forth in Section 2.4.

“Bill of Sale” means a bill of sale, the definitive form of which will be executed and delivered by each of the Sellers and Purchaser at Closing, containing such reasonable and customary terms and conditions as mutually agreed to by Sellers and Purchaser, in connection with the conveyance by Sellers to Purchaser of all right, title and interest to, in and under the Purchased Assets, in each case in accordance with, and subject to, the terms of this Agreement.

“Books and Records” means financial, accounting, operating data and records, including (a) inventory records, product specifications, customer lists, cost and pricing information, supplier lists, customer literature, quality control records and manuals; (b) product development files, and records and stability and clinical studies; (c) data relevant to the manufacturing of a Product; (d) Regulatory Documentation, (e) Registration Information and (e) Promotional Materials, in each case to the extent Related to the Business (including all data and other information stored on discs, tapes or other media); provided, however, that Sellers may retain a copy of (A) all such business and financial records, (B) any other books and records to the extent necessary for reporting, regulatory, Tax, accounting or litigation purposes and (C) any correspondence to, with or from any Person in connection with the Business, related to the Excluded Assets, the Retained Liabilities or as otherwise required by Law.

“Business” means the operations of Sellers in respect of the Products, consisting of commercializing, manufacturing, Labeling, packaging, marketing, promoting, storage, selling, distributing and transporting of the Products as conducted, directly or indirectly through third parties, by Sellers; it being understood that (i) the term Business is intended to describe the operations of Sellers in respect of the Products, based on the assets, rights and benefits held and exercised by Sellers, and shall not be understood to enlarge upon such operations and (ii) Sellers only commercialize, sell and distribute the Products, directly or indirectly through third parties, within the United States, with the sole exception of any of the foregoing actions as they relate to Dibenzyline, which are conducted in Australia under a temporary license.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City, Toronto, Ontario, the parish of St. Michael, Barbados or the Grand Duchy of Luxembourg are authorized or obligated by applicable Law or executive order to close.

“Business Disclosure” shall have the meaning set forth within the definition of Required Information.

“Cap” shall have the meaning set forth in Section 8.5(b).

“Chargeback Claims” shall have the meaning set forth in Section 6.17(c).

“Closing” means the closing of the transactions contemplated by this Agreement pursuant to the terms of this Agreement.

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Closing Purchase Price” shall have the meaning set forth in Section 2.6(a).

“Code” means the Internal Revenue Code of 1986, as amended, from time to time.

“Commercial Rebates” shall have the meaning set forth in Section 6.17(b).

“Commitment Letter” shall have the meaning set forth in Section 5.5(a).

“Compliant” means, without giving effect to any supplements or updates, (a) the Business Disclosure does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Business or the Sellers in relation to the Business, necessary in order to make such Business Disclosure, in light of the circumstances under which the statements contained in the Business Disclosure were made, not misleading, (b) to the extent that the financial statements and other financial information prepared by the Sellers and included in such Required Information consists of the type of financial information with respect to which independent auditors customarily provide comfort letters, such financial statements and financial information are, and remain throughout the Marketing Period sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from Sellers’ independent auditors with respect to such financial statements and financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) as contemplated by the definition of Required Information on any date during the Marketing Period.

“Confidentiality Agreement” means the Confidentiality Agreement between Seller Parent and Purchaser Parent dated June 23, 2014, as amended or supplemented from time to time.

“Consideration” shall have the meaning set forth in Section 2.6(c).

“Contract” means any binding written or oral contract, agreement, commitment, franchise, indenture, lease, license, note, bond or mortgage.

“Copyright Rights” means all rights, anywhere in the world, in or to published and unpublished works of authorship, whether copyrightable or not (including software, data, databases and other complications of information), copyrights, copyright registrations and applications, and renewals, extensions, restorations and reversions thereof.

“Covis Injectables” shall have the meaning set forth in the preamble to this Agreement.

“Covis Pharma” shall have the meaning set forth in the preamble to this Agreement.

“CPI” means Covis Pharmaceuticals, Inc., a Delaware corporation.

“CPI Distribution Contracts” means, collectively, (i) the CPI/Covis Pharma Distribution Contract, and (ii) the CPI/Covis Injectables Distribution Contract.

“CPI/Covis Pharma Distribution Contract” means the Second Amended and restated Supply & Distribution Agreement, between Covis Pharma and CPI, dated as of March 31, 2014.

“CPI/Covis Injectables Distribution Contract” means the Supply & Distribution Agreement, between Covis Injectables and CPI, dated as of March 31, 2014.

“Credit Facility” means the Credit Agreement, dated April 4, 2013, by and among Covis Pharma Holdings S.à.r.l., Covis Holdings L.P., the guarantors party thereto, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Morgan Stanley Senior Funding, Inc.

“Definitive Agreements” shall have the meaning set forth in Section 6.10(a).

“Disclosure Schedule” and “Disclosure Schedules” mean (i), with respect to Sellers, the disclosure schedules attached hereto and delivered by Sellers pursuant to Article IV and Section 6.2 and that relate to such Sections of this Agreement and (ii), with respect to Purchaser, the disclosure schedules attached hereto delivered by Purchaser pursuant to Article V and that relate to such Sections of this Agreement.

“Distribution Activities” shall have the meaning set forth in Section 6.9(c).

“Escrow Account” means the account established under the Escrow Agreement.

“Escrow Agent” means the Person mutually selected by the Sellers and Purchaser to serve as escrow agent under the Escrow Agreement.

“Escrow Agreement” means an escrow agreement, the definitive form of which will be executed and delivered by the applicable parties at Closing on the terms and conditions contemplated by Section 6.21 and Article VIII, and containing such other terms and conditions as mutually agreed to by the Escrow Agent, Sellers and Purchaser.

“Escrow Amount” [REDACTED]

“Escrow Funds” means, at any given time, the portion of the Escrow Amount then remaining in the Escrow Account.

“Excluded Assets” shall have the meaning set forth in Section 23(a).

“Excluded Claim” or “Excluded Claims” shall have the meaning set forth in Section 8.5(a).

“Excluded Contracts” means all Contracts other than the Assumed Contracts, including (i) those Contracts listed on Schedule 1.1(a), (ii) except as provided in Section 6.2(d) in respect of the CPI/Covis Injectables Distribution Contract or as otherwise agreed to by the Parties in writing, those Contracts between a Seller and any of its Affiliates, and (iii) all Contracts related exclusively to Excluded Assets or Retained Liabilities.

“Existing Debt” means the Credit Facility.

“Export and Sanctions Regulations” means the relevant sanctions and export control Laws and regulations, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the U.S. Food and Drug Administration or a successor thereto.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended.

“Final Determination” shall have the meaning set forth in Section 8.5(e).

“Financial Statements” shall have the meaning set forth in Section 4.13(a).

“Financing” shall have the meaning set forth in Section 5.5(a).

“Financing Period” shall have the meaning set forth in Section 9.1(f).

“Financing Source” shall mean each Person (including each agent and arranger) (other than Purchaser or any of its Affiliates) that has committed to provide the Financing in connection with the transactions contemplated hereby, pursuant to the terms of the Commitment Letter and the fee letter contemplated therein, engagement letters, underwriting or agency agreements, purchase agreements, credit agreements, loan agreements or indentures relating thereto, together with each Affiliate thereof and each Representative (other than its lenders) of each such Person or Affiliate and their respective successors and assigns to the extent permitted pursuant to Section 6.10.

“First Date” shall have the meaning set forth in Section 9.1(f).

[REDACTED]

“Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, computers, tools and other tangible personal property (other than Inventory) to the extent Related to the Business, wherever located, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Government Official” shall have the meaning set forth in Section 4.7(c).

“Government Rebates” shall have the meaning set forth in Section 6.17(b).

“Governmental Authority” means any supranational, national, federal, state, commonwealth, province, territory, county or municipality, or judicial, legislative, executive or regulatory authority, or any court, administrative body or other governmental or quasi- governmental entity of any nature including any multinational organization or body, or any instrumentality or subdivision thereof.

“Governmental Authorizations” means all licenses, permits, certificates, franchises, consents, clearances and other authorizations and approvals granted or otherwise made available by or under the applicable Laws of any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award enacted, issued, promulgated, enforced or entered by or with any Governmental Authority.

“Health Care Laws” means all applicable health care Laws and Governmental Orders, including the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), the AntiInducement Law, 42 U.S.C. § 1320a-7a(a)(5), the civil False Claims Act, 31 U.S.C. §§ 3729 et seq., the administrative False Claims Law, 42 U.S.C. § 1320a-7b(a), the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d et seq., as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq., the exclusion Laws, 42 U.S.C. § 1320a-7, the FDCA and related FDA regulations, the Public Health Service Act, the Controlled Substances Act, Medicare, Title XVIII of the Social Security Act, and Medicaid, Title XIX of the Social Security Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards, as developed and issued by the International Accounting Standards Board, as utilized in preparing Purchaser Parent’s Annual Information Form for the year ended December 31, 2014.

“IND” means an Investigational New Drug Application pursuant to 21 C.F.R. Part 312.

“Indemnified Party” shall have the meaning set forth in Section 8.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.3(a).

[REDACTED]

“Indemnity Threshold” shall have the meaning set forth in Section 8.5(a).

“Independent Accountant” shall have the meaning set forth in Section 2.6(c).

“Intellectual Property” means all rights anywhere in the world in or to: (i) Copyright Rights, (ii) Patent Rights, (iii) Trademark Rights, (iv) Trade Secret Rights and (v) all other intellectual property or similar rights.

“Intellectual Property Assignment Agreement” means an intellectual property assignment agreement, the definitive form of which will be executed and delivered by each of the Sellers at Closing, containing such reasonable and customary terms and conditions as mutually agreed to by Sellers and Purchaser, in connection with the assignment by Sellers to Purchaser of all right, title and interest to, in and under the Purchased Intellectual Property in accordance with and subject to the terms of this Agreement.

“Intellectual Property Licenses” means the Contracts set forth on Schedule 1.1(b).

“Intracompany Payables” means all account, note or loan payables recorded on the books of Seller or any Affiliate for goods or services purchased by or provided to the Business, or advances (cash or otherwise) or any other extensions of credit to the Business from Seller or any Affiliate, including amounts recorded on the Financial Statements as “due to Parent”, whether current or non-current.

“Intracompany Receivables” means all account, note or loan receivables recorded on the books of the Sellers or any of their respective Affiliates for goods or services sold or provided by the Business to any of the Sellers or any of their respective Affiliates or advances (cash or otherwise) or any other extensions of credit made by the Business to any of the Sellers or any of their respective Affiliates, including amounts recorded on the Financial Statements as “due from Parent”, whether current or non-current.

“Inventory” means (a) all raw materials, active pharmaceutical ingredients, excipients, intermediaries, reagents, supplies, packaging, work in progress and finished goods owned by Sellers and (b) finished goods of the Business, whether imported, procured from contract manufacturers, or otherwise, that are located at or in transit to third-party distribution sites or from such sites in transit to Sellers, in each case, as of the Closing Date and that are Related to the Business; provided that, Inventory shall not include authorized generic products that were sold to distributors prior to the Closing pursuant to the AG Distribution Contracts.

“Knowledge of Purchaser” means the actual knowledge, together with the knowledge that such individuals would have had after reasonable inquiry and investigation in the ordinary course within the scope of their respective employment and responsibility, of any of the individuals listed on Schedule 1.1(d).

“Knowledge of Sellers” means the actual knowledge, together with the knowledge that such individuals would have had after reasonable inquiry and investigation in the ordinary course within the scope of their respective employment and responsibility, of any of the individuals listed on Schedule 1.1(e).

“Labeling” (and the correlative terms “Label” and “Labeled”) shall be as defined in Section 201(m) of the FDCA (21 U.S.C. § 321(m)) and other comparable foreign Law relating to the subject matter thereof, including the applicable Product’s label, packaging and package inserts accompanying such Product, and any other written, printed, or graphic materials accompanying such Product, including patient instructions or patient indication guides.

“Laws” means any federal, state, foreign or local law, common law, statute, ordinance, rule, regulation, code, Governmental Order or other requirements of similar effect of any Governmental Authority.

“Liabilities” means any and all Losses, debts, liabilities, commitments and obligations of any kind, whether accrued or unaccrued, fixed, asserted or not asserted, known or unknown, absolute or contingent, liquidated or unliquidated, matured or unmatured, determined, determinable or otherwise, whenever or however arising (including those arising under any Law, those arising under any Contract, instrument, permit, franchise or undertaking and those arising as a result of any action or omission) and whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Licensed Intellectual Property” shall have the meaning set forth in Section 4.9(a).

“Licensed Know-How” shall mean all Trade Secret Rights that are (a) owned or licensable by any of Sellers immediately after the Closing and (b) used in or necessary for the conduct of the Business.

“Liens” means any lien, pledge, security interest, hypothecation, pledge, option, mortgage, license, lease, easement, covenant, deed of trust, right of first refusal, conditional sale agreement, title retention agreement, transfer restriction, defect of (or restriction on) title or other claim, charge or encumbrance of any nature whatsoever, including any restriction on the use, voting, receipt of income or other exercise of any attributes of ownership.

“Loss” or “Losses” means all claims, losses, Liabilities, damages, actions, causes of action, awards, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties, costs and expenses, including reasonable attorneys’ fees and disbursements, provided, that for purposes of computing Losses imposed on, incurred by or asserted against such Purchaser Indemnified Party or Seller Indemnified Party, as applicable, there shall be deducted an amount equal to the amount of any insurance proceeds, indemnification payments, contribution payments and reimbursements actually received by such Purchaser Indemnified Party or Seller Indemnified Party, as applicable, in connection with the Losses or the circumstances giving rise thereto.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on or after April 10, 2015 plus the three (3) consecutive Business Days thereafter throughout which and on the first and last day of which (a) Sellers shall have provided the Purchaser with the Required Information (provided that if Sellers shall in good faith reasonably believe they have provided the Required Information, Sellers may deliver to Purchaser a written notice to that effect (stating when they believe they completed such delivery), in which case the Sellers shall be deemed to have provided the Required Information on the date specified in the notice (which date shall not be earlier than the date of such notice) unless Purchaser in good faith reasonably believes the Sellers have not completed the delivery of the Required Information and not later than 5:00 p.m. (Eastern Time) two (2) Business Days following the date of the delivery of such notice by Sellers delivers a written notice to the Sellers to that effect (stating which Required Information has not been delivered)) and (b) the conditions set forth in Section 7.1 shall have been satisfied or waived. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period Sellers’ independent registered accounting firm shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or audit opinion (in a form customary for carve-out financial statements) is issued with respect to the financial statements for the applicable periods by Sellers’ independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Purchaser. If the Required Information is not Compliant throughout and on the first and the last day of such period, then a new fifteen (15) consecutive Business Day period shall commence upon Purchaser receiving updated Required Information that is Compliant.

“Material Adverse Effect” means any event, state of facts, occurrence, circumstance, development or change that, individually or in combination with any other event, state of facts, occurrence, circumstance, development or change, is or would reasonably be expected to have a materially adverse effect on the business, results of operations or financial condition of the Business, taken as a whole, other than states of fact, occurrences, circumstances, developments or changes to the extent resulting from the following: (a) changes or effects that are generally applicable in the economy (including changes in interest or exchange rates) of any country in which the Business has substantial operations, or in the securities, syndicated loan, credit or financial markets of any such country; (b) changes in political or economic conditions affecting the Business in general; (c) changes in GAAP or applicable Law; (d) changes or effects that arise out of or are attributable to the commencement, occurrence, continuation or intensification or reduction or cessation of any war (whether or not declared), sabotage, armed hostilities or acts of terrorism; (e) changes or effects that arise out of or are attributable to earthquakes, hurricanes or other natural disasters, epidemics or other outbreaks of disease; (f) changes or effects that relate to any failure by a Seller to meet internal projections or forecasts for any period (including with respect to the Business); provided, that the exclusion from the definition of Material Adverse Effect set forth in this clause (f), shall not preclude the determination that any event, state of facts, occurrence, circumstance, development or change underlying any such failure has contributed to or would reasonably be expected to have a Material Adverse Effect; (g) changes or effects that arise out of or are attributable to market conditions with respect to the Products, including pricing dynamics, sales results, the availability of generic alternatives or alternative therapies and treatments or the availability of Patent Rights; (h) changes or effects that arise out of the execution or public announcement of this Agreement, including such changes or effects on relationships, contractual or otherwise, with customers, suppliers, manufacturers, distributors, partners or employees, proximately caused thereby; provided, that the exclusion from the definition of Material Adverse Effect set forth in this clause (h) shall not preclude the determination that any such change or effect that is also a breach of any representations, warranties or covenants the purpose of which is to address such changes or events has contributed to or would reasonably be expected to have a Material Adverse Effect; (i) any action taken by a Seller as expressly required by this Agreement or with Purchaser’s written consent; or (j) changes or effects that arise out of or are attributable to the Excluded Assets or Retained Liabilities (including but not limited to the commencement or material development of any Proceeding with respect to the Excluded Assets or Retained Liabilities; provided, however, that any event, state of facts, occurrence, circumstance, development or change set forth in the foregoing clauses (a), (b), (c), (d), (e) and (g) shall be taken into account in determining whether a “Material Adverse Effect” has occurred, or would reasonably be expected to occur, if such event, state of facts, occurrence, circumstance, development or change has a disproportionate adverse effect on the business, results of operations or condition (financial or otherwise) of the Business, taken as a whole, relative to other Persons engaged in similarly situated businesses to the Business, in the industries in which the Business operates.

“NDA” means any new drug application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R. Part 314 et seq., and any foreign equivalent application filed with any Governmental Authority.

“NDC Number”. means the unique identifying number assigned to a drug product, including the labeler code, product code and package code, in connection with the drug listing requirements of Section 510(j) of the FDCA and applicable FDA rules and regulations.

“Non-assignable Asset Event” shall have the meaning set forth in Section 2.2.

“Non-Responsible Party” shall have the meaning set forth in Section 6.17(d)(i).

“Notice Period” shall have the meaning set forth in Section 8.3(a).

“Offering Documentation” shall have the meaning set forth in Section 6.10(d).

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Party” means Purchaser and each Seller, Covis Pharma and Covis Injectables.

“Patent Rights” means all rights, anywhere in the world, in or to patents and patent applications, together with any extensions, supplemental protection certificates, reexaminations, reissues, renewals, divisions and continuations and foreign counterparts claiming priority to any of the foregoing.

“Permitted Encumbrances” means (i) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business consistent with past practices and which is not delinquent; (ii) Liens for Taxes not yet due or payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Financial Statements; (iii) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other like Liens and security obligations that are incurred in the ordinary course of business and are not delinquent; and (iv) Liens that will be released and, as appropriate, removed of record, at or prior to the Closing Date in accordance with the terms of this Agreement.

“Person” means an individual, a limited liability company, joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Proceeding” shall have the meaning set forth in Section 10.10(b).

“Product Registrations” means all Governmental Authorizations (including NDAs and INDs) and comparable regulatory filings granted to Sellers by, or applications therefor pending with, any Governmental Authority (including applications that are in the process of being prepared by Sellers) required to manufacture, commercialize, develop, package, Label, store, use, market, import, export, distribute and/or sell any of the Products.

“Products” means the products listed on Schedule 1.1(f).

“Promotional Materials” means, collectively, all marketing materials, marketing research data, customer and sales information, product literature, promotional materials and data, advertising and display materials (including all underlying designs, samples, charts, diagrams, photos and electronic files related to the foregoing) and all training materials, in each case in whatever form or medium (e.g., audio, visual, digital or print), to the extent Related to the Business and that are in Sellers’ physical possession or under its control or that are located at or in transit to or from third-party distribution sites, in each case, as of the Closing Date.

“Property Taxes” shall have the meaning set forth in Section 10.8(b).

“Purchase Price” shall have the meaning set forth in Section 2.6(a).

“Purchased Assets” shall have the meaning set forth in Section 2.1(a); it being understood that the Purchased Assets do not include the Excluded Assets.

“Purchased Intellectual Property” means all Intellectual Property owned by any of the Sellers that is Related to the Business, including the Intellectual Property set forth on Schedule 4.9(a) of the Disclosure Schedules.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 8.1(a).

“Purchaser Parent” shall have the meaning set forth in the preamble to this Agreement.

“Purchaser’s Fundamental Representations” shall have the meaning set forth in Section 7.3(a).

“Purchaser Termination Fee” shall have the meaning set forth in Section 9.3(a).

“Rebates” shall have the meaning set forth in Section 6.17(b).

“Rebate Tail Period” shall have the meaning set forth in Section 6.17(b)(i).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Registered Intellectual Property” shall have the meaning set forth in Section 4.9(a).

“Registration Information” means any and all original Product Registrations, together with all Regulatory Documentation.

“Regulatory Documentation” means (a) all regulatory filings and supporting documents (including copies of all correspondence between any of Sellers and the applicable Governmental Authority), chemistry, manufacturing and controls data and documentation, preclinical and clinical studies and tests, (b) the NDA and all regulatory files and foreign equivalents related thereto, current approved packaging and any other existing files and dossiers, including the underlying data or information used to support, maintain or obtain marketing authorization of the underlying Product, (c) all records maintained under record keeping or reporting Laws of the FDA or any other Governmental Authority including all IND applications, IND annual and safety reports, drug master files, FDA warning letters, FDA notices of adverse finding letters, FDA audit reports (including any responses to such reports), any correspondence with the Office of Prescription Drug Promotion, periodic safety update reports, complaint files, and annual product quality reviews, (d) the complete complaint, adverse event and medical inquiry filings with respect to the Products as required by applicable Laws and Related to the Business, including the Product Registrations and (e) all equivalent, comparable or analogous documentation with respect to any other country outside the United States.

“Related to the Business” means required for or used primarily in connection with the Business as conducted by the Sellers.

“Representatives” means, with respect to any Person, the directors, officers, managers, employees, attorneys, accountants, representatives, financial advisors, lenders, agents or consultants of such Person.

“Required Information” means, as of any date:

(i) (1) the audited carve-out financial statements of Sellers related to the Business, prepared in accordance with GAAP, which shall be comprised of (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows in respect of Sellers’ fiscal years ended December 31, 2014 and December 31, 2013 and (B) a consolidated statement of financial position or balance sheet as at December 31, 2014 and December 31, 2013;

(2) if the Closing Date does not occur before May 15, 2015, unaudited interim carve-out financial statements of Sellers related to the Business, prepared in accordance with GAAP, which shall be comprised of a (A) consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows for each fiscal quarter following December 31, 2014 ended at least forty-five (45) days prior to the Closing Date and the comparable fiscal quarter(s) in the preceding fiscal year and (B) consolidated statement of financial position or balance sheet as of the end of the most recent fiscal quarter following December 31, 2014 that ended at least forty-five (45) days prior to the Closing Date and the comparable fiscal quarter in the preceding fiscal year (which shall have been reviewed by the independent auditors for the Sellers as provided in the procedures specified by the American Institute of Certified Public Accountants AU-C Section 930);

(3) customary draft consent letters of the independent auditors of Sellers (which shall be addressed to the Canadian securities regulatory authorities), in form and substance consistent with Canadian securities Law and as are required in connection with the use of a short form prospectus for an offering of equity securities in accordance with Canadian securities Law that can be provided in customary final form on the filing date of a short-form final prospectus of Purchaser and/or Purchaser Parent);

(ii) information regarding the Business that would customarily be included in information memoranda and prospectuses for securities offerings and syndication materials for revolving and term loan facilities similar to those contemplated in the Financing (including any equity financing), consisting solely of (x) Sellers’ management’s discussion and analysis of financial performance for Sellers’ fiscal years ended December 31, 2014 and December 31, 2013 and, if applicable, for each fiscal quarter following December 31, 2014 ended at least forty-five (45) days prior to the Closing Date and the comparable fiscal quarter(s) in the preceding fiscal year), (y) Sellers’ description of the Business (the information referred to in clauses (ii)(x) and (ii)(y), the “Business Disclosure”) and (z) such financial information of the Business for the fiscal years ended December 31, 2014 and December 31, 2013 (or, if applicable, the fiscal quarter(s) following December 31, 2014) as is necessary for Purchaser to prepare such pro forma financial statements as are required by Canadian securities Law to be included in any prospectus used in the Financing (including any equity financing) (including information as reasonably required to prepare pro forma financial information in accordance with IFRS); and

(iii) draft comfort letters in customary form to be provided by the independent auditors of Sellers solely in respect of the financial information set forth in the financial statements referred to in clauses (i)(1) and (i)(2) and financial information contained in clause (ii) above (including customary negative assurance comfort; provided, that, for the avoidance of doubt, such comfort letters and negative assurance comfort shall only be required in respect of financial information to the extent it consists of the type of financial information with respect to which independent auditors customarily provide comfort or negative assurance comfort, as applicable) as of the commencement of the Marketing Period that can be provided in customary final form on any date during the Marketing Period (provided, however, that such comfort letters shall be provided in final form prior to the filing of any short-form final prospectus or the pricing of any offering related to the Financing (including any equity financing) by Purchaser and/or any of its Affiliates and a customary “bring-down” comfort letter shall be provided by the independent auditors of Sellers at the closing of such short-form prospectus offering or the Financing).

“Responsible Party” shall have the meaning set forth in Section 6.17(d)(i).

“Retained Liabilities” shall have the meaning set forth in Section 2.5.

“Retained Products” means the products set forth on Schedule 1.1(g).

[REDACTED]

“Seller” and “Sellers” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 8.2(a).

“Seller-Labeled Products” shall have the meaning set forth in Section 6.8(a).

“Seller Parent” shall have the meaning set forth in the preamble to this Agreement.

“Sellers’ Fundamental Representations” shall have the meaning set forth in Section 7.2(a).

“Shared Contracts” means any Contract that relates both to the Business and to the Retained Products including those set forth in Section 4.12(a)(i) of the Sellers’ Disclosure Schedule.

“Solvent”, when used with respect to any Person, means that, as of any date of determination, on a consolidated basis, (a) the amount of the “fair saleable value” of the assets of such Person on a going concern basis will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, as such quoted terms are generally determined in accordance with applicable United States federal laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, each of the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

[REDACTED]

“Specified Termination” shall have the meaning set forth in Section 9.3(a).

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (a) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership), or (b) of which such Person (or one or more of such Person’s Subsidiaries, or such Person together with one or more of such Person’s Subsidiaries) holds or controls at least a majority of the securities or other interests that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

“Tax” or “Taxes” means all domestic or foreign, federal, state, county, local, provincial, territorial or municipal taxes, levies, duties, assessments, deductions, withholdings or other similar charges, including income, excise, property, sales or use, value added, ad valorem, goods and services, service, gross receipts, business, escheat, profits, license, payroll, employment, unemployment, severance, net worth, capital gains, transfer, stamp, customs, social security, environmental, occupation and franchise taxes, imposed by any Taxing Authority, and including any interest, penalties and additions attributable thereto, and any obligation to pay any such amounts as a result of transferee or successor liability, or as a result of being a member of an affiliated, consolidated, combined or unitary group.

“Tax Indemnification” means any claim for indemnification in respect of any Retained Liability described in Section 2.5(f), any breach of any representation or warranty contained in Section 4.11 (Taxes), any breach of covenant contained in Section 6.5 or any Transfer Taxes for which Sellers are responsible pursuant to Section 10.8(a).

“Tax Return” or “Tax Returns” means any return, report, declaration, information return, statement or other document filed or required to be filed with any Taxing Authority, in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Taxing Authority” means any Governmental Authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes.

“Third-Party Claim” shall have the meaning set forth in Section 8.3(a).

“Third Party Consents” means the consents and approvals set forth on Schedule 4.3 of the Sellers’ Disclosure Schedule subject to the provisions of Section 6.4.

“Trade Secret Rights” means all rights, anywhere in the world, in or to trade secrets, inventions, discoveries, formulae, know-how, ideas, processes, designs, data, databases and other proprietary information, in each case, whether or not patentable or copyrightable.

“Trademark Rights” means all rights, anywhere in the world, in or to trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all registrations and applications for any of the foregoing, including extensions, modifications, divisions or renewals of such registrations or applications, and including the goodwill associated with or symbolized by any of the foregoing.

“Transfer Taxes” means any sales, use, transfer, value added, conveyance, documentary transfer, stamp, recording, registration or other similar Tax (including any notarial fee) imposed in connection with, or otherwise relating to, the transactions contemplated by this Agreement or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement.

“Transition Lots” means those lots of a Product for which Product was partially sold prior to the Closing and partially sold on or following the Closing.

“Transition Services Agreement” means a transition services agreement for which a summary of principal terms is set forth on Exhibit C hereto, the definitive form of which will be executed and delivered by the applicable parties at Closing on the terms and conditions set forth in such Exhibit and containing such other terms and conditions as are mutually agreed to by the Sellers and Purchaser.

Section 1.2. Other Definitional Provisions. (a) The words “hereof’, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) The terms “dollars” and “$” shall mean United States of America dollars.

(d) The term “including” shall mean “including, without limitation”.

(e) When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, an Exhibit to or a Schedule to, this Agreement unless otherwise indicated.

ARTICLE II

PURCHASE AND SALE

Section 2.1. Purchase and Sale of Assets.

(a) Upon the terms and subject to the conditions set forth herein and subject to Section 2.2, at the Closing, Sellers shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, free and clear of all Liens, other than Permitted Encumbrances, all of Sellers’ right, title and interest, as of the Closing, in, to and under the assets of Sellers Related to the Business, whether tangible or intangible, real, personal or mixed, other than the Excluded Assets (the “Purchased Assets”), including all of such right, title and interest in and to the following (whether or not subsumed within the foregoing):

(i) all rights, benefits and interests under the Assumed Contracts and the Shared Contracts;

(ii) all Purchased Intellectual Property;

(iii) all Product Registrations and the Registration Information (including applications that are in the process of being prepared by Sellers for Product Registrations);

(iv) to the extent their transfer is permitted by Law, all Governmental Authorizations (and all applications therefor) to the extent Related to the Business;

(v) all Inventory, including all rights of Sellers to quantities of Product pursuant to the CPI Distribution Contracts as of the Closing (it being understood that no adjustment or additional purchase notice shall be payable by Purchaser therefor);

(vi) Books and Records;

(vii) all causes of action, lawsuits, judgments, claims, demands and legal privileges of any nature available to or being pursued by or on behalf of either Seller to the extent related to other Purchased Assets enumerated in this Section 2.1 (a), whether arising by way of counterclaim or otherwise;

(viii) all goodwill and going concern value to the extent Related to the Business;

(ix) all credits, prepaid expenses, deferred charges, advance payments, refunds, rights of set-off, rights of recovery, security deposits, prepaid items and duties to the extent related to other Purchased Assets enumerated in this Section 2.1(a);

(x) all guaranties, express or implied warranties, indemnities and similar rights in favor of a Seller to the extent Related to the Business;

(xi) an electronic copy of all of the materials in the electronic dataroom Related to the Business on compact disc media;

(xii) all refunds for Taxes relating to the Purchased Assets or Related to the Business, in each case with respect to a Post-Closing Tax Period; and

(xiii) all rights that accrue to Purchaser under this Agreement and the Ancillary Agreements.

(b) After the Closing Date, Sellers shall take all actions reasonably requested by Purchaser to effect the provisions of this Section 2.1.

Section 2.2. Non-assignable Assets. To the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, assignment, sublease, transfer, conveyance or delivery to Purchaser of any asset that would be a Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any Governmental Authorizations or third-party authorizations or other approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset, unless such failure causes or would be reasonably likely to cause (assuming compliance with applicable Law and rights of third parties)

a net negative impact on the consolidated annual revenues of the Business (excluding all revenues attributable to any of the Contracts set forth as items 3, 4, 9, 10, 11, 13, 14, 20 of Section 4.3(ii) of the Sellers’ Disclosure Schedules) in excess of 10% as measured against the consolidated revenues of the Business (excluding all revenues attributable to any of the Contracts set forth as items 3, 4, 9, 10, 11, 13, 14, 20 of Section 4.3(ii) of the Sellers’ Disclosure Schedules) (the “Non-assignable Asset Event”), taken as a whole, for fiscal year 2014 contained in the financial statements for Sellers included in the Required Information, in which event the Closing shall proceed only if the Non-assignable Asset Event is cured prior to the Outside Date, including by enforcement of any rights on behalf of Purchaser, and/or by entry into suitable arrangements (including subleasing, sublicensing or subcontracting) to provide to Purchaser the economic (taking into account Tax costs and benefits) and operational equivalent (for the duration or useful life of such asset) prior to the Closing. In the event that the Closing proceeds without the transfer, sublease or assignment of any such asset, then following the Closing, the parties shall use their respective commercially reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers to effectuate the sale, assignment, sublease, transfer, conveyance or delivery of any asset that is not sold, assigned, subleased, transferred, conveyed or delivered at the Closing. Pending such third-party authorization, approval, consent or waiver, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Purchaser the benefits of use of such asset and the benefits, including any indemnities, that it would have obtained had the asset been conveyed at the Closing. Once authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any such asset not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is obtained, Sellers shall assign, transfer, convey and deliver such asset to Purchaser at no additional cost. To the extent that any such asset cannot be transferred or the full benefits of use of any such asset cannot be provided to Purchaser following the Closing pursuant to this Section 2.2, then Purchaser and Sellers shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties the economic (taking into account Tax costs and benefits) and operational equivalent (for the duration or useful life of such asset had it been transferred at the Closing) of obtaining such authorization, approval, consent or waiver and the performance by Purchaser of the obligations thereunder. Sellers shall hold in trust for and pay to Purchaser promptly upon receipt thereof, all income, proceeds and other monies received by Sellers in connection with its use of any asset (net of any Taxes and any other costs imposed upon Sellers) in connection with the arrangements under this Section 2.2. In no event shall either Seller or Purchaser or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such third party’s authorization, approval, consent or waiver to effectuate the sale, assignment, sublease, transfer, conveyance of delivery of any such asset pursuant to the foregoing, other than filing, recordation or similar fees which shall be shared equally by Sellers and Purchaser.

Section 2.3. Excluded Assets. (a) Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and the applicable Seller shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” means any right, title or interest in, to or under any of the following assets:

(i) the Retained Products;

(ii) the Excluded Contracts;

(iii) any Intellectual Property of Sellers other than (A) the Purchased Intellectual Property, (B) Sellers’ rights in or to Licensed Intellectual Property and (C) the licenses granted to Purchaser pursuant to Section 6.8 or Section 6.18 of this Agreement;

(iv) all cash and cash equivalents, bank deposits or similar cash items and Accounts Receivable;

(v) all insurance policies and rights thereunder;

(vi) the Fixtures and Equipment;

(vii) all software and information technology systems;

(viii) all insurance proceeds that Sellers have a right to receive as of the Closing that relate to events, circumstances or occurrences prior to the Closing;

(ix) all Tax Returns and financial statements of a Seller and all records (including working papers) related thereto;

(x) all refunds for Taxes other than those described in Section 2.1(a)(xii);

(xi) all telephone or facsimile numbers and all rights to receive mail and other communications addressed to Sellers;

(xii) all credits, prepaid expenses, deferred charges, advance payments, refunds, rights of set-off, rights of recovery, security deposits, prepaid items and duties except to the extent such credit or other item is a Purchased Asset;

(xiii) all Intracompany Receivables;

(xiv) the capital stock of, membership interests in and other equity or ownership interests in each Seller;

(xv) all rights in respect of real property, including leasehold interests; and

(xvi) all rights that accrue to Sellers under this Agreement and the Ancillary Agreements.

(b) After the Closing Date, Purchaser shall take all actions (or shall cause its Affiliates to take all actions) reasonably requested by either Seller to effect the provisions of this Section 2.3, including the return of any Excluded Assets.

Section 2.4. Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the Closing, to assume, satisfy and discharge when due the Assumed Liabilities. Purchaser will not assume or have any responsibility of any nature with respect to any Liability that is not an Assumed Liability. For the purposes of this Agreement, the term “Assumed Liability” excludes the Retained Liabilities and means only the following:

(i) all Liabilities to the extent arising out of or resulting from the operation or ownership of the Business, the Products or the Purchased Assets from and after the Closing, including Liabilities in respect of returns, rebates and chargebacks of Products from and after the Closing Date (but not including any Liabilities arising out of or relating to any Product sold prior to the Closing Date, except as expressly provided in clauses (iv) and (v) below);

(ii) all Liabilities for Taxes relating to the Purchased Assets or Related to the Business, in each case with respect to a Post-Closing Tax Period allocated in accordance with Section 10.8(b);

(iii) all Liabilities for (A) payment of the purchase price in respect of Inventory ordered in the ordinary course of business that remains unpaid for reasons other than delay or delinquency on normal payment terms as of the Closing and (B) materials and services, to the extent Related to the Business, contracted for in the ordinary course of business consistent with past practice prior to the Closing, but scheduled to be delivered or provided thereafter;

(iv) all Liabilities to customers under purchase orders for Products with respect to which payment has not yet been made and which is not an Excluded Asset and that have not yet been shipped at Closing;

(v) all Liabilities of the Business under Assumed Contracts, other than any Liability arising out of, or resulting from, Liabilities incurred, or any event, state of facts, occurrence, circumstance, development or change that arose or existed, at or prior to the Closing (other than the Liabilities described in clause (iii) and clause (iv) above); and

(vi) all Liabilities arising pursuant to Section 14.1 of the CPI Distribution Contracts with respect to the purchase of Products following the termination of the CPI Distribution Contracts, but only to the extent the Inventory is of a quality and quantity useable and saleable in the ordinary course of business.

Section 2.5. Retained Liabilities. Notwithstanding any provision in this Agreement, Sellers shall retain and be responsible for all Liabilities of Sellers other than the Assumed Liabilities (the “Retained Liabilities”), including the following (whether or not subsumed within the foregoing):

(a) all Liabilities to the extent related to the Excluded Assets;

(b) all Liabilities arising out of or resulting from the operation or ownership of the Business, the Products or the Purchased Assets prior to the Closing, including Liabilities in respect of returns, rebates and chargebacks of Products as further provided in this Agreement, but excluding the Assumed Liabilities referred to in Section 2.4(iv) and (v);

(c) all Liabilities in respect of any Proceeding (whether class, individual or otherwise in nature, in law or in equity) arising out of or to the extent relating to or otherwise in any way relating to the Business, the Products or the Purchased Assets or the ownership or operation thereof prior to the Closing;

(d) all Liabilities for materials and services Related to the Business, the Products or the Purchased Assets that were delivered or provided to a Seller prior to Closing;

(e) all Liabilities arising out of the employment or other services or termination of such employment or services of any Person at any time, including all Liabilities related to any compensation and benefit plans, programs, agreements and arrangements sponsored or maintained by any Seller or any of their respective Affiliates and any severance benefits (including statutory severance and benefits related to any acquired rights or similar protections under applicable Law), retention benefits, change in control benefits and any other bonus or incentives;

(f) all Liabilities for Taxes other than those described in Section 2.4(ii);

(g) all Liabilities arising pursuant to the CPI Distribution Contracts, including as a result of the termination of the CPI Distribution Contracts;

(h) all Intracompany Payables;

(i) [REDACTED]

(j) all Liabilities relating to or arising from authorized generic products that were sold to distributors prior to the Closing pursuant to the AG Distribution Contracts; and

(k) any Liabilities under any Purchased Asset or portion of a Purchased Asset which is not assigned to Purchaser except to the extent the full benefits of such Purchased Asset or portion thereof are provided to Purchaser.

Section 2.6. Purchase Price.

(a) On the terms and subject to the conditions set forth herein, in consideration of the sale and transfer of the Purchased Assets, at the Closing, in addition to the assumption of the Assumed Liabilities, Purchaser shall pay (i) to an account designated in writing by the Escrow Agent not less than two (2) Business Days prior to the Closing, an amount in cash equal to the Escrow Amount and (ii) to the account(s) designated in writing by Sellers not less than two (2) Business Days prior to the Closing, an amount in cash equal to $1,200,000,000 less the Escrow Amount (the “Closing Purchase Price” and together with the Escrow Amount, the “Purchase Price”). The Purchase Price shall be paid in immediately available funds by wire transfer, the wire instructions for which shall be specified in written instructions given by Sellers to Purchaser not less than two (2) Business Days prior to the Closing.

(b) To the extent that Purchaser is required under any provision of Law to deduct and withhold Taxes on any payment hereunder, Purchaser shall withhold and deduct from the Purchase Price such required amounts and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deductions and withholdings were made; provided, however, that Purchaser may deduct such amounts only if Purchaser shall (i) give Sellers reasonable advance notice of the intention to make such deduction or withholding; (ii) explain the basis for such deduction or withholding, and (iii) cooperate with Sellers to the extent reasonably requested to obtain any applicable reduction of or relief from such deduction or withholding.

(c) The Parties to this Agreement agree that the amount of the total consideration transferred by Purchaser to Sellers pursuant to this Agreement (the “Consideration”) and the allocation of the Consideration in accordance with the fair market value of the assets and Liabilities transferred shall be proposed by Purchaser prior to or within ninety (90) days following the Closing. Purchaser shall deliver to Sellers a copy of such allocation promptly after its determination of the proposed allocation, and Sellers shall have the right to review and raise any objections in writing to the proposed allocation during the ten (10) day period after Sellers’ receipt thereof. If Sellers do not notify Purchaser of a disagreement with the proposed allocation during such ten (10) day period, the proposed allocation shall become final. If Sellers disagree with respect to any item in the allocation, the Parties shall negotiate in good faith to resolve the dispute. If the Parties are unable to agree on the allocation within thirty (30) days after the commencement of such good faith negotiations (or such longer period as Sellers and Purchaser may mutually agree in writing), then the parties shall refer such dispute to an independent internationally recognized accounting firm (“Independent Accountant”) at that time to review the allocation, and make a determination as to the resolution of such allocation. The determination of the Independent Accountant regarding the allocation shall be delivered as soon as practicable following engagement of the Independent Accountant, but in no event more than sixty (60) days thereafter, and shall be final, conclusive and binding upon Sellers and Purchaser, and Purchaser shall revise the allocation accordingly. Sellers, on the one hand, and Purchaser on the other hand, shall each pay one-half of the cost of the Independent Accountant. The finalized allocation shall be binding on Sellers and Purchaser for all Tax reporting purposes and Sellers and Purchaser agree to refrain from taking any position inconsistent therewith unless required by applicable Law or a final determination of a Taxing Authority.

(d) Sellers and Purchaser agree to treat all payments made either to or for the benefit of the other Party under this Agreement as adjustments to the Purchase Price for Tax purposes to the extent permitted under applicable Tax Law.

ARTICLE III

CLOSING

Section 3.1. Closing. (a) The Closing shall take place at the offices of Lowenstein Sandler LLP, located at 1251 Avenue of the Americas, New York, New York 10020, (a) at 10:00 A.M., New York time on the second (2nd) Business Day following the satisfaction (or, to the extent permitted hereby and by applicable Law, waiver) of all of the conditions set forth in Article VII (other than the conditions that by their nature are to be satisfied by actions to be taken on the Closing Date, but subject to the waiver or satisfaction of such conditions) or (b) at such other time and place as the Parties may mutually agree in writing; provided that if the

Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the earlier of (x) a date during the Marketing Period specified by Purchaser in writing on no fewer than two (2) Business Days’ notice to Sellers and (y) the first Business Day immediately following the last day of the Marketing Period. The date on which the Closing occurs is called the “Closing Date.” The Closing shall be deemed to occur and be effective as of the opening of business on the Closing Date.

(b) At the Closing, Sellers shall deliver or cause to be delivered to Purchaser the instruments and documents set forth in Exhibit A, in each case, in form and substance reasonably acceptable to Purchaser.

(c) At the Closing, Purchaser shall deliver or cause to be delivered to Sellers, the following: (i) the Closing Purchase Price, as provided in Section 2.6(a), and (ii) the instruments and documents set forth in Exhibit B, in each case, in form and substance reasonably acceptable to Sellers.

(d) At the Closing, Purchaser shall deliver or cause to be delivered to the Escrow Agent the Escrow Amount pursuant to the Escrow Agreement, as provided in Section 2.6(a).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth on the Disclosure Schedule attached hereto that relates to such Section of this Agreement or in another Disclosure Schedule to the extent that it is reasonably apparent on its face that such disclosure is applicable to such Section of this Agreement, Sellers hereby, jointly and severally, represent and warrant to Purchaser as follows:

Section 4.1. Organization. Each Seller (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of Luxembourg and (ii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary under applicable Laws or where the ownership or operation of the Products or the Purchased Assets or the conduct of the Business requires such qualification. Each Seller has no Subsidiaries.

Section 4.2. Authority; Binding Effect. (a) Each Seller has all requisite corporate power and authority to own, lease and operate its properties and assets, to carry on its business as it is now being conducted (including the Business) and to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Seller of this Agreement and each Ancillary Agreement to which it will be a party and the performance by any Seller of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of any of the Sellers, as applicable, including any requisite resolution duly adopted and not subsequently rescinded or modified in any way by the board of managers of any of the Sellers approving the execution, delivery and performance by such Seller of this Agreement and each Ancillary Agreement to which it will be a party. No approval of Seller Parent or any of its Affiliates, nor any of their respective shareholders or holders of capital stock, is necessary for either Seller to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party or perform the transactions contemplated hereby or thereby, other than any such approval that has been obtained and remains in full force and effect.

(b) This Agreement has been duly executed and delivered by each Seller and, assuming the valid execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of such Seller, and each Ancillary Agreement will be, prior to the Closing, duly executed and delivered by each Seller and will, from and after the Closing, assuming the valid execution and delivery by Purchaser, constitute a legal, valid and binding obligation of such Seller, in each case enforceable against such Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 4.3. No Conflicts; Consents. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements by each Seller and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any of the terms, conditions or provisions of the organizational documents of such Seller; (ii) conflict with, or result in the breach of, constitute a default under, result in the suspension, termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of a Seller under, or to a loss of any benefit of the Business to which a Seller is entitled under, any Purchased Asset or Assumed Contract or lease of real estate to which such Seller is a party or to which its properties or assets are subject, as applicable, or result in the creation of any Lien (other than Permitted Encumbrances) upon any of the Purchased Assets; or (iii) assuming that all consents, approvals and authorizations contemplated by Section 4.4 have been obtained and all filings described therein have been made, violate or result in a breach of or constitute a default under any applicable Law or other restriction of any Governmental Authority to which such Seller is subject; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No consent, approval, waiver, authorization, notice or filing is required to be obtained by either Seller or any of their respective Affiliates from, or to be given by either Seller or any of their respective Affiliates to, or either Seller or any of their respective Affiliates with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by either Seller or any of their respective Affiliates of this Agreement and the Ancillary Agreements other than any such consent, approval, waiver, authorization, notice or filing that has been obtained and remains in full force and effect.

Section 4.4. Governmental Authorization. The execution, delivery and performance of this Agreement by each Seller and the consummation of the transactions contemplated hereby, do not require any consent or approval of any Governmental Authority except for (i) expiration or early termination of the waiting period under the HSR Act and (ii) consents or approvals, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 4.5. Absence of Material Changes. Since December 31, 2014:

(a) Sellers have operated the Business in the ordinary course in a manner consistent with past practice in all material respects; and

(b) there has not been:

(i) any event, state of facts, occurrence, circumstance, development or change that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect;

(ii) any sale, lease, license, abandonment or other disposition by any Seller of any material assets used solely in the Business or Related to the Business, except (i) in the ordinary course of business consistent with past practice, (ii) to a Seller or (iii) in connection with the transactions contemplated hereby;

(iii) any acquisition of any material properties or assets that constitute Purchased Assets, other than (A) in the ordinary course of business consistent with past practice or (B) for Purchased Assets that would not reasonably be expected to result in any material Assumed Liabilities;

(iv) any settlement of any material litigation or material claim or waiver of any material claims or rights of material value in a manner that constitutes an Assumed Liability.

(v) any termination, cancellation, material amendment, material waiver or modification of any Governmental Authorizations Related to the Business or any Product Registrations;

(vi) any termination, amendment or waiver of, or material modification to, any Assumed Contract or Shared Contract outside of the ordinary course of business;

(vii) any abandonment, cancellation or other expiration or lapse of any of the Purchased Intellectual Property;

(viii) any settlement of or compromise of any material Tax Liability, change in any material respect of any Tax election or Tax method of accounting, any new material Tax election or adoption of any material new Tax method of accounting that would affect the Tax treatment of any Purchased Asset on or after the Closing;

(ix) any material change in the manner of billing of, or the credit lines made available to, any customers of the Business; or

(x) any agreement or commitment to take any action described in this Section 4.5.

Section 4.6. Litigation. (a) There is no civil, criminal or administrative Proceeding, hearing or other investigation that (i) is material to the Business, taken as a whole,

(ii) would be reasonably expected to enjoin, restrict or prohibit the transfer of all or any part of the Purchased Assets or the performance by Sellers contemplated by this Agreement or the Ancillary Agreements or (iii) would be reasonably expected to impose any material limitation on the ability of Sellers to operate the Business as currently conducted, in each case, pending or, to the Knowledge of Sellers, expressly threatened in writing, against any of the Sellers as of the date hereof.

(b) No Seller and none of the Purchased Assets are subject to any Governmental Order or arbitration award that is material to the Business, taken as a whole, or that imposes any material limitation on the ability of any Seller to operate the Business as currently conducted.

Section 4.7. Compliance with Laws. Except with respect to Product Registrations, which are the subject of Section 4.8:

(a) Each Seller is, and has been, since January 1, 2012, in compliance in all material respects with all Laws applicable to the ownership of the Purchased Assets or operation of the Business. Neither Seller has, since January 1, 2012, received any written notice alleging any violation under any applicable Law, except for any such violation that would not be material to the Business.

(b) Each Seller possesses, and is in compliance with, all Governmental Authorizations that are material to the conduct of the Business as it is currently conducted.

(c) Sellers (i) have instituted policies and procedures designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which Sellers operate and (ii) have maintained and will maintain such policies and procedures in force. Sellers, and to the Knowledge of Sellers, their owners and respective Representatives are in compliance, and since January 1, 2012 have complied, in all material respects with: (i) the FCPA, as if its foreign payments provisions were fully applicable to Sellers, their owners and respective Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Business is operated or has been operated and in which any Representative thereof is conducting or has conducted business involving Sellers. Since January 1, 2012, Sellers and, to the Knowledge of Sellers, their owners and respective Representatives have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation in any material respect of the FCPA and any Laws described in clause (ii). For purposes of this provision, “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any directly or indirectly government owned or controlled entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

(d) Sellers (i) have instituted policies and procedures designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which Sellers operate or are otherwise subject to jurisdiction and (ii) have maintained and will maintain such policies and procedures in force. Each Seller is and has, since January 1, 2012, been in compliance in all material respects with Export and Sanctions Regulation where the Business is operated or it or the Purchased Assets are otherwise subject to jurisdiction. No licenses or other authorizations are required under the Export and Sanctions Regulations for the operation of the Business in any jurisdiction in which it or the Purchased Assets are subject to jurisdiction.

Section 4.8. Product Registrations; Regulatory Compliance.

(a) A true and complete list of Product Registrations is set forth on Schedule 4.8(a) of the Disclosure Schedules. Sellers are in compliance in all material respects with all Health Care Laws applicable to the conduct of the Business as currently conducted. No Seller has received any notification of any pending or, to Knowledge of Sellers, threatened, Proceeding, hearing, enforcement, audit, inquiry, investigation, arbitration or other action from any Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, and the U.S. Department of Health and Human Services Office of Inspector General, alleging potential or actual non-compliance by, or liability of, Sellers under any Health Care Law, except as would not, individually or in the aggregate, be material to the Business. All Products sold under the Product Registrations are, and at all times since January 1, 2012, have been, manufactured and marketed in all material respects in compliance with the specifications and standards contained in such Product Registrations and in compliance with all applicable Health Care Laws.

(b) A Seller is the sole and exclusive owner of the Product Registrations, free and clear of any Liens, and no right of reference has been granted to any Person with respect to any of the Product Registrations.

(c) Sellers hold all Product Registrations required for the conduct of the Business as currently conducted, and such Product Registrations are valid and in full force and effect. Sellers have fulfilled and performed, and are performing, all of their obligations with respect to the Product Registrations, and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other impairment of the rights of the holder of any Product Registration. Sellers have not received any notice, letters or other correspondence from the FDA, or any other Governmental Authority or Person (i) contesting any of their Product Registrations or (ii) otherwise alleging any violation of Health Care Laws by Sellers. There are no civil, criminal or administrative Proceedings, hearings or other investigations pending or, to the Knowledge of Sellers, threatened, and no event has occurred that could result in a penalty under or the revocation, cancellation, suspension, nonrenewal or adverse modification of any Product Registration.

(d) To Knowledge of Sellers (which for this purpose shall be limited to the actual knowledge of the individuals listed in Schedule 1.1(e)), the clinical and pre-clinical studies, whether or not conducted under an IND, submitted to the FDA in support of the Product Registrations were, and if still pending, are being conducted in accordance with standard medical and scientific research procedures and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, except as would not, individually or in the aggregate, be material to the Business.

(e) There are no pending requirements to conduct any Phase IV or other clinical studies with respect to any Product in the United States for any approved indication.

(f) None of the Sellers has received any written information from the FDA which would reasonably be expected to lead to the denial of any application for marketing approval or other Product Registration currently pending before the FDA.

(g) Each Seller has completed and filed all reports, documents, claims, permits and notices required by any Governmental Authority in order to maintain the Product Registrations, including drug registration and listing submissions to the FDA. To Knowledge of Sellers, no director, officer, employee, or agent of Sellers has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) or any similar policy. To Knowledge of Sellers, no director, officer, employee, or agent of Sellers has engaged in any conduct that has resulted, or would reasonably be expected to result, in debarments under 21 U.S.C. § 335a(a) or any similar Laws. With respect to the Business, neither Seller nor any of their respective officers, employees, agents or distributors has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) Since January 1, 2012, neither Seller has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, nor is either Seller aware of any circumstances reasonably likely to give rise to, any recall, field alerts, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert, or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product.

(i) Since January 1, 2012, neither of the Sellers has received any written notice that any Governmental Authority has (i) commenced, or threatened to initiate, any action to request the recall of any Product sold or intended to be sold by Sellers or alleging any violations of any federal, state or local or any payor “fraud and abuse,” consumer protection and false claims statutes and regulations or any pricing or rebate reporting requirements, (ii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Product sold or intended to be sold by Sellers, (iii) issued any demand letter, finding of deficiency or non-compliance or adverse inspection report in respect of any Product or the Business.

Section 4.9. Intellectual Property.

(a) Schedule 4.9(a) of the Disclosure Schedules set forth a true and correct list of all Purchased Intellectual Property that is Registered (“Registered Intellectual Property”). All Registered Intellectual Property is subsisting, valid, and, to the actual Knowledge of Sellers (which for this purpose shall be limited to the actual knowledge of the individuals listed in Schedule 1.1(e)), enforceable. There is no, and since January 1, 2012 there has been no, Proceeding or notice of any objection or claim asserted in writing or, to the Knowledge of Sellers, threatened by any Person, with respect to or challenging the ownership, validity or enforceability of any Registered Intellectual Property (or, to the Knowledge of Sellers, any Intellectual Property licensed, or subject to a covenant not to sue or other grant, to Sellers pursuant to any Intellectual Property License (“Licensed Intellectual Property”)).

(b) Sellers solely and exclusively own all Purchased Intellectual Property, and no other Person has any joint ownership interest in any Purchased Intellectual Property. The Purchased Intellectual Property and the rights of Sellers under the Licensed Intellectual Property are free and clear of any Liens, other than Permitted Encumbrances. None of the Purchased Intellectual Property (nor, to the Knowledge of Sellers, any Licensed Intellectual Property) has been or is the subject of (i) any pending (or, to the Knowledge of Sellers, threatened) material adverse claim, judgment, injunction, order, decree or agreement restricting (A) its use or other exploitation in connection with any Product or (B) assignment thereof by Sellers as contemplated hereunder, or (ii) any other pending (or, to the Knowledge of Sellers, threatened) material litigation or claim of infringement.

(c) The Licensed Intellectual Property constitutes all of the material Intellectual Property that is licensed, or subject to a covenant not to sue or other grant, by Sellers from any Person that is used in connection with or necessary for the conduct of the Business as of the date of this Agreement.

(d) The Purchased Intellectual Property and the Licensed Intellectual Property, together with the Intellectual Property licensed to Purchaser under Section 6.8 and Section 6.18 of this Agreement, collectively, constitute (i) all of the Intellectual Property owned by or licensed, or subject to a covenant not to sue or other grant, to Sellers that is material to the conduct of the Business as conducted as of the date of this Agreement, and (ii) all of the material Intellectual Property that is used in or necessary for the conduct of the Business as conducted as of the date of this Agreement. Other than the Purchased Intellectual Property and any Intellectual Property licensed to Purchaser under Section 6.8 and Section 6.18 of this Agreement, Sellers do not own (and to the Knowledge of Sellers, none of their Affiliates own) any material Intellectual Property that is used in or necessary for the conduct of the Business.

(e) (i) Neither any of the Products, nor the conduct of the Business, infringes, misappropriates or otherwise violates, or since January 1, 2012, has infringed, misappropriated or otherwise violated, any Intellectual Property or proprietary right of any Person, (ii) to the Knowledge of Sellers, no Person is infringing, misappropriating or otherwise violating any Purchased Intellectual Property or Licensed Intellectual Property, and no such infringement, misappropriation or other violation has occurred since January 1, 2012, and (iii) Sellers have not sent or received any written notice alleging any infringement, misappropriation or other violation that would be covered by the foregoing Section 4.9(e)(i) or 4.9(e)(ii).

(f) Neither of the Sellers has granted any license, covenant not to sue, option or other rights with respect to any of the Purchased Intellectual Property or, solely with respect to the Products, any rights of any of the Sellers under any Licensed Intellectual Property to any other Person.

(g) Sellers have paid in full all registration, application, filing, recordation and maintenance fees related to the Registered Intellectual Property that are due and payable prior to the Closing Date.

(h) The assignment of the Assumed Contracts and the Shared Contracts to Purchaser and the consummation of the transactions contemplated hereby will not create or result in the grant of a license, covenant not to sue, option or other right under any Intellectual Property of Purchaser or any of its Affiliates, other than the Purchased Intellectual Property.

Section 4.10. Assets.

(a) Each Seller owns or has the legal right to use all of the Purchased Assets. Each Seller has good title to all its Purchased Assets free and clear of all Liens, except for Permitted Encumbrances. The Purchased Assets collectively generated 90% of all of the revenue recorded in Seller Parent’s consolidated financial statements for the fiscal year ended December 31, 2014, excluding any revenue generated by Excluded Assets and regular turnover of Inventory. No Affiliate of Seller has any rights, licenses, assets or Government Authorizations that have been used or were necessary to generate any of the revenues contained in Seller Parent’s consolidated financial statements for the fiscal year ended December 31, 2014, other than the rights of CPI under the CPI Distribution Contracts.

(b) The Purchased Assets (including the Inventory) and Purchaser’s rights under this Agreement will constitute all of the rights, assets and licenses that are and have been used by Sellers in conducting the Business over the twelve (12) month period ended on the date hereof and will permit Purchaser, immediately following the Closing, to conduct the Business in a substantially similar manner as the Business was operated by Sellers and their Affiliates as of the date hereof, except in each case, (i) as set forth on Schedule 4.10(b) of the Disclosure Schedules, (ii) for the exclusion of the Excluded Assets described in Section 2.3, (iii) for services contemplated to be provided by the Transition Services Agreement, (iv) for the Shared Contracts to the extent not Related to the Business and (v) impediments arising out of circumstances affecting Purchaser as compared to any other Person acquiring the Business. In the event this representation and warranty is breached because any Seller has in good faith failed to identify any assets used in the Business, such breach shall be deemed cured if such Seller promptly transfers such assets to Purchaser (or otherwise transfers the benefits and burdens of such assets) at no additional cost or expense to Purchaser. The Sellers, together, are in possession of all Books and Records.

Section 4.11. Taxes. (i) Each Seller has duly and timely filed, including extensions, (or caused to be filed) with the appropriate Taxing Authorities all Tax Returns relating to the Purchased Assets or Related to the Business required to be filed; (ii) each Seller has paid (or caused to be paid) all Taxes relating to the Purchased Assets or Related to the Business due and payable (whether or not shown on any Tax Return) on or prior to the Closing Date; (iii) each Seller has withheld or collected (or caused to be withheld or collected) all Taxes relating to the Purchased Assets or Related to the Business required to be withheld or collected; (iv) there are no Liens for Taxes nor is any Taxing Authority in the process of imposing any Lien on any of the Purchased Assets, other than for Permitted Encumbrances set forth in paragraph (ii) of such definition; (v) there exists no claimed or proposed assessment, deficiency or other adjustment for Taxes against any Seller which, if not satisfied or resolved, would result in a Lien on the Purchased Assets that would survive the Closing Date or in liability of Purchaser or its Affiliates as a transferee of or successor to the Purchased Assets or the Business; (vi) no Seller has waived any statute of limitations, agreed to any extension of time, or entered into any written agreement in respect of Taxes the nonpayment or underpayment of which would result in a Lien on the Purchased Assets that would survive the Closing Date or in Liability of Purchaser or its Affiliates as a transferee of or successor to the Purchased Assets or the Business; (vii) no claim has ever been made in writing by a Taxing Authority in any jurisdiction where a Seller does not file Tax Returns that any such Seller is or may be subject to taxation by that jurisdiction as a result of such Sellers’ operation, ownership or use of the Purchased Assets or the Business; (viii) no Seller has recorded a reserve for Tax Liabilities for financial accounting purposes due to (A) the factors set forth on Schedule 4.11, or (B) possible permanent establishment in a jurisdiction outside the United States, in which such Seller has not filed Tax Returns as a result of the operation, ownership or use of the Purchased Assets or the Business; and (ix) no Seller is transferring an ownership interest in a “United States real property interest” (within the meaning of Section 897 of the Code) to Purchaser pursuant to this Agreement.

Section 4.12. Contracts.

(a) Schedule 4.12(a)(i) and Schedule 4.12(a)(ii) of the Disclosure Schedules respectively set forth, as of the date of this Agreement, a true, correct and complete list of all of the Assumed Contracts and Shared Contracts (including all amendments or modifications thereto), to which any Seller is a party or by which any of the Purchased Assets are bound, including:

(i) Any Contract that, in accordance with its terms, requires aggregate payments of $250,000 or more within the twelve (12) month period following the date hereof and that is not cancelable without Liability on ninety (90) or fewer days’ notice to the other party thereto;

(ii) Any Contract with each of (A) the ten (10) largest customers, (B) the ten (10) largest suppliers or service providers (measured by dollar volume of purchases or sales, respectively) during the fiscal year ended December 31, 2014 and (C) any supplier that constitutes a sole source of supply to the Business;

(iii) Any Contracts or agreements relating to or evidencing indebtedness in excess of $250,000, any Contracts related to any guarantee or assumption of obligations of any third party or reimbursement of any maker of a letter of credit and any Contract relating to any hedging, derivative or similar Contract or arrangement;

(iv) Any Contracts that contain any non-compete or exclusivity provisions (or obligates Purchaser or any of its Affiliates to enter into any non-compete or exclusivity arrangements following the Closing) with respect to any line of business or geographic area;

(v) Any Contract that requires (or would require upon the happening of a contingency) the disposition of any assets or line of business of Sellers prior to Closing, or by Purchaser or any of its Affiliates following the Closing;

(vi) Any Contract that grants a contractual counterparty “most favored nation” or similar status;

(vii) Any Contract that restricts the conduct of any line of business (including the ability to research, develop, distribute, sell, supply, market or manufacture any product (including products under development) for any indication in any product market, therapeutic area or geographic area) by Purchaser or any of its Affiliates following the Closing;

(viii) Any Contract that requires or obligates Purchaser or any of its Affiliates to purchase specified minimum amounts of any product or material or to perform or conduct research, clinical trials or development for the benefit of any Person other than Purchaser or any of its Affiliates;

(ix) Any Contract that prohibits or limits in any material respect the right of any of Sellers prior to Closing, or Purchaser or any of its Affiliates following the Closing, to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property;

(x) Any Contract that could reasonably be expected to account for aggregate revenue of $1,000,000 or more during the fiscal year ending December 31, 2014;

(xi) Any Contract that is a settlement agreement, other than (i) releases or separation agreements entered into with former employees or current or former independent contractors and (ii) settlement agreements under which there are no continuing obligations, Liabilities or rights (excluding releases);

(xii) Any Intellectual Property License, and any Contract pursuant to which any of the Sellers grant a license, covenant not to sue, option or other right with respect to any Purchased Intellectual Property; and

(xiii) Any Contract that contains any liability or obligation to indemnify any Person against any Tax Liability or to share any Tax Liability with any Person.

(b) Each Seller has made available to Purchaser true, complete and correct copies of (i) all Assumed Contracts and (ii) all Shared Contracts, in each case including any and all amendments, supplements or modifications thereto, or detailed descriptions of any oral Assumed Contracts. Each Assumed Contract and each Shared Contract is a legal, valid and binding obligation enforceable against the Seller that is a party thereto and, to the Knowledge of

Sellers, the other party thereto, and is in full force and effect, subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a Proceeding in equity or law). Neither Seller, nor, to the Knowledge of Sellers, any other party thereto (i) is in breach or violation of, or default under, or has delivered a notice of termination of, any Assumed Contract or Shared Contract, and no event has occurred that, with the giving of notice or lapse of time or both, would constitute a breach or default of any Assumed Contract or Shared Contract, (ii) has not communicated any intention or threat to Sellers, to reduce the prices it will pay to Sellers pursuant thereto, to terminate or to cancel any Assumed Contract or Shared Contract or has failed to renew or extend the term of any Assumed Contract or Shared Contract upon the expiration of any such term.

Section 4.13. Financial Data.

(a) Schedule 4.13(a) of the Disclosure Schedules sets forth Sellers’ audited, consolidated balance sheet, statement of income and statement of cash flows as of and for the fiscal years ended on December 31, 2014, 2013 and 2012 (the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with each prior period, and, fairly present, in all material respects, the consolidated financial position and statements of operations, equity and cash flow of Sellers as of the respective dates thereof and for the periods referred to therein. There are no material off balance sheet transactions, arrangements, obligations or relationships attributable to the Business or to which any Seller is a party that would be materially adverse to the financial condition, results of operations, liquidity or capital resources of the Business. Each Seller maintains systems of internal accounting controls designed to provide reasonable assurances to such Seller for purposes of preparing its audited financial statements that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets or authorization of expenditures is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(b) The Assumed Liabilities do not include any Liabilities which, if known, would be required to be reflected or reserved against on a consolidated balance sheet prepared in accordance with GAAP or the notes thereto, except Liabilities (a) that are reflected in the Financial Statements, (b) incurred in the ordinary course of business consistent with past practices since December 31, 2014, (c) as expressly required by this Agreement or (d) under the terms of the Assumed Contracts.

Section 4.14. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of either Seller.

Section 4.15. Inventory. The Inventory, when delivered or transferred to Purchaser, (i) shall comply with all applicable specifications in all material respects, (ii) shall have been manufactured in all material respects in accordance with current Good Manufacturing

Practices, as set forth in the United States Code of Federal Regulations and the Product Registrations, (iii) shall not be misbranded or adulterated, within the meaning of the FDCA, (iv) shall be saleable in the ordinary course of business and fit for the purpose for which it was procured or manufactured and (v) to the extent the Inventory contains raw materials and work-in- process, such raw materials and work-in-process shall have been manufactured, handled, maintained, packaged and stored at all times and in all material respects in compliance with applicable Laws.

Section 4.16. Product Distribution Practices. Since January 1, 2014, (a) Sellers have (i) shipped and sold the Products in quantities that are substantially consistent with then- current market demand, and (ii) priced all Products in the ordinary course of business, consistent with past practices; and (b) Sellers have not (w) stopped or slowed the shipping of any of the Products; (x) “loaded” sales of any of the Products; (y) encouraged or required customers to “buy in” any of the Products; or (z) taken any similar actions outside the ordinary course of business or inconsistent with past practices that would reasonably be expected to adversely impact Purchaser’s anticipated sales of any of the Products or the Business following the Closing.

Section 4.17. Product Liability. Since January 1, 2012, no Proceedings or arbitrations related to product liability, including those for consumer fraud and economic loss, have been initiated against Sellers and, to the Knowledge of Sellers, no such Proceedings or arbitrations have been threatened or filed against either Seller relating to any of the Products or product candidates developed, tested, manufactured, marketed, distributed or sold by Sellers.

Section 4.18. Insurance. Schedule 4.18 of the Disclosure Schedules sets forth a complete and correct list of all policies of products liability insurance maintained by Sellers relating to the Business, including the type of coverage, the insurer, the policy limit and the expiration date of such policies.

Section 4.19. Chief Executive Office. Sellers’ place of business and chief executive office (both within the meaning of Article 6 of the Uniform Commercial Code) is located at Bahnhofstrasse 11, CH- 6300 Zug, Switzerland.

Section 4.20. No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE DISCLOSURE SCHEDULES), NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLERS, THE PURCHASED ASSETS, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE ASSUMED LIABILITIES AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND SELLERS DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY A SELLER OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE DISCLOSURE SCHEDULES) OR IN THE ANCILLARY AGREEMENTS, SELLERS HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY,

PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PURCHASER BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF A SELLER OR ANY OF ITS AFFILIATES). SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES TO PURCHASER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE PURCHASED ASSETS OR THE PRODUCTS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth on the Disclosure Schedule attached hereto that relates to such Section of this Agreement or in another Disclosure Schedule to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section of this Agreement, Purchaser hereby represents and warrants to Sellers as follows:

Section 5.1. Organization. Purchaser (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and (ii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary under applicable Law.

Section 5.2. Authority; Binding Effect.

(a) No vote of holders of capital stock of Purchaser or Purchaser Parent is necessary to approve this Agreement, the transactions contemplated by this Agreement or the Financing. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and assets, to carry on its business as it is now being conducted and to execute and deliver this Agreement and each Ancillary Agreement to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which it will be a party and the performance by Purchaser of its obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of Purchaser, including any requisite resolution duly adopted and not subsequently rescinded or modified in any way by the board of directors of Purchaser approving the execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which it will be a party.

(b) This Agreement has been duly executed and delivered by Purchaser and, assuming the valid execution and delivery by Sellers, constitutes a legal, valid and binding obligation of Purchaser, and each Ancillary Agreement will be, prior to the Closing, duly executed and delivered by Purchaser and will, from and after the Closing, assuming the valid execution and delivery by Sellers and Seller Parent, as applicable, constitute a legal, valid and binding obligation of Purchaser, in each case enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 5.3. No Conflicts; Consents. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements by Purchaser and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of the organizational documents of Purchaser; (ii) subject to obtaining the consents referred to in Schedule 5.3 of the Disclosure Schedules, conflict with, or result in the breach of, constitute a default under, result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, or to a loss of any benefit to which Purchaser is entitled under, any Contract or lease of real estate to which Purchaser is a party or to which its properties or assets are subject; or (iii) assuming that all consents, approvals and authorizations contemplated by Section 5.4 have been obtained and all filings described therein have been made, violate or result in a breach of or constitute a default under any applicable Law or other restriction of any Governmental Authority to which Purchaser is subject; except, with respect to clause (ii), and (iii) for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as would not, individually or in the aggregate, prevent, materially delay or materially impair Purchaser’s ability to effect the Closing.

Section 5.4. Governmental Authorization. The execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby, do not require any consent or approval of, or any notice to or other filing with, any Governmental Authority except for (i) expiration or early termination of the waiting period under the HSR Act, (ii)the consents or approvals set forth in Schedule 5.4 of the Disclosure Schedules, and (iii) consents or approvals, the failure of which to obtain, would not, individually or in the aggregate, prevent, materially delay or materially impair Purchaser’s ability to effect the Closing.

Section 5.5. Financing.

(a) Purchaser has delivered to Sellers true, correct and complete copies of the executed (i) commitment letter, dated as of March 9, 2015, in favor of Purchaser Parent from the Financing Sources and (ii) fee letter related thereto subject to redaction of fee amounts, pricing caps (including pricing caps in any “securities demand” provisions), economic “flex” terms and other economic provisions that are customarily redacted in connection with acquisition agreements of this type ((i) and (ii), together with all exhibits, annexes, schedules and attachments thereto, the “Commitment Letter”)), pursuant to which the Financing Sources have committed, subject to the terms and conditions of the Commitment Letter, to lend to Purchaser Parent, the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement.

(b) Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Financing Sources to provide the Financing or any contingencies that would permit the Financing Sources to reduce the total amount of the Financing. As of the date of this Agreement, assuming the satisfaction or waiver of the conditions set forth in Section 7.2(a) and Section 7.2(b), Purchaser does not have any reason to believe that it and Purchaser Parent will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Purchaser have knowledge as of the date of this Agreement that any of the Financing Sources will not perform its obligations thereunder, including the funding of the Financing on the Closing Date.

(c) Assuming the satisfaction or waiver of the conditions set forth in Section 7.2(a) and Section 7.2(b), the Financing, when funded in accordance with the Commitment Letter, together with any cash and marketable securities on Purchaser’s and Purchaser Parent’s balance sheets, shall provide Purchaser with funds sufficient to pay the Purchase Price and any fees and expenses of or payable by Purchaser pursuant to this Agreement and the Commitment Letter.

(d) The Commitment Letter is (i) a legal, valid and binding obligation of Purchaser Parent and, to the Knowledge of Purchaser, of each of the other parties thereto and (ii) as of the date hereof, in full force and effect, in each case subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Assuming there is no breach of any representation or warranty of Sellers contained in this Agreement such that the condition set forth in Section 7.2(a) could not be satisfied, as of the date of this Agreement, to the Knowledge of Purchaser, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser Parent under the terms and conditions of the Commitment Letter. Purchaser Parent has paid in full any and all commitment fees or other fees required to be paid by Purchaser Parent pursuant to the terms of the Commitment Letter on or before the date of this Agreement, and shall pay in full any such amounts arising under the Commitment Letter as and when they become payable. As of the date of this Agreement, Purchaser Parent has taken all actions required by the Commitment Letter to consummate the Financing. The Commitment Letter has not been modified, amended or altered as of the date hereof and none of the commitments under the Commitment Letter have been withdrawn or rescinded in any respect.

(e) In no event shall the receipt or availability of any funds or financing (including the Financing) by Purchaser Parent, Purchaser or any Affiliate be a condition to any of Purchaser’s or Purchaser Parent’s obligations hereunder.

Section 5.6. Litigation. There is no civil, criminal or administrative Proceeding, hearing or other investigation that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or the Financing or would, if successful, materially and adversely affect the ability of Purchaser to consummate the transactions contemplated by this Agreement or the Financing.

Section 5.7. Brokers. Except for RBC Dominion Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser. Purchaser is solely responsible for the fees and expenses of RBC Dominion Securities Inc.

Section 5.8. Solvency. Immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement and the Financing, Purchaser will be Solvent.

Section 5.9. No Other Representations or Warranties. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Sellers and Seller Parent are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Sellers in Article IV hereof (as modified by the Disclosure Schedules), and Purchaser acknowledges and agrees that, except for the representations and warranties contained therein, the Purchased Assets and the Business are being transferred on a “WHERE IS” and, as to condition, “AS IS” basis. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Sellers set forth in Article IV hereof (as modified by the Disclosure Schedules). Purchaser further represents that neither Sellers nor any of their Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Sellers or the Business not expressly set forth in this Agreement, and none of Sellers, any of their Affiliates or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or its Representatives or Purchaser’s use of, any such information.

ARTICLE VI

COVENANTS

Section 6.1. Information and Documents.

(a) From and after the date hereof and pending Closing, upon reasonable advance notice, to the extent permitted by applicable Law, Sellers shall (i) permit Purchaser and its Representatives (including Representatives of the Financing Sources) to have reasonable access, during regular business hours to all offices and facilities, and the assets, books, records, agreements, documents, data, files and personnel of, and such other information relating to the Business (including the Books and Records), (ii) furnish, or cause to be furnished, to Purchaser any financial and operating data and other information that is available with respect to the Business as Purchaser from time to time reasonably requests and (iii) instruct the personnel, and their counsels and financial advisors to cooperate with Purchaser in its investigation of the Business, including instructing its accountants to give Purchaser access to their work papers; provided, however, that no such access shall unreasonably interfere in any material respect with Sellers’ operation of business; and provided further that Sellers may restrict the foregoing access to the extent that (A) in the reasonable judgment of Sellers, any applicable Law requires Sellers to restrict or prohibit access to any information, (B) in the reasonable judgment of Sellers, the information is subject to confidentiality obligations to a third party, or (C) disclosure of any such information or document could result in the loss or waiver of the attorney-client or other applicable privilege. If Sellers seek to withhold information from Purchaser for any reason permitted by this Section 6.1, Sellers and Purchaser shall cooperate in good faith to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided. It is further agreed that, prior to Closing, except as contemplated by Section 6.7, Purchaser and its Representatives shall not make any announcements or statements targeted at, or otherwise communicate directly with, any of the customers, manufacturers or suppliers of Sellers, in connection with the transactions contemplated by this

Agreement, whether in person or by telephone, mail or other means of communication, without the specific prior authorization by Sellers, which authorization shall not be unreasonably withheld, conditioned or delayed.

(b) All information received by Purchaser and given by or on behalf of Sellers in connection with this Agreement and the transactions contemplated hereby shall be held by Purchaser and its Affiliates, agents and Representatives as “Evaluation Material”, as defined in, and pursuant to the terms of, the Confidentiality Agreement.

(c) No information or access provided to a Party or its Representatives pursuant to this Section 6.1, or any other investigation made by or on behalf of such Party, shall affect or be deemed to modify any of the representations or warranties of the other Party contained in this Agreement, the Ancillary Agreements or any agreement or certificate delivered in connection herewith and therewith, any covenants or agreements by such other Party hereunder or thereunder, or the conditions hereunder to the obligations of such Party.

(d) Each Party hereto shall give prompt written notice to the other Party hereto, of any event, state of facts, occurrence, circumstance, development or change that, individually or in combination with any other event, state of facts, occurrence, circumstance, development or change, individually or in the aggregate, with respect to Sellers, is or would reasonably be expected to have a Material Adverse Effect or, with respect to either Party, is or would reasonably be expected to cause any failure of any of the conditions hereunder to the obligations of either Party.

Section 6.2. Conduct.

(a) From and after the date hereof until the Closing, except (i) as set forth on Schedule 6.2 of the Disclosure Schedules or as otherwise expressly contemplated by this Agreement or (ii) as Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, Sellers agree that they shall conduct the Business in the ordinary course consistent with past practice, and to the extent consistent therewith, use commercially reasonable efforts to (w) maintain the assets of the Business in all material respects, (x) preserve intact the Business and the current relationships and goodwill of the Business with customers, suppliers and others having business dealings with the Business, (y) maintain the Books and Records in the usual, regular and ordinary manner, on a basis consistent with past practice and (z) comply in all material respects with applicable Law. From and after the date hereof until the Closing, except (i) as set forth on Schedule 6.2 of the Disclosure Schedules or as otherwise contemplated by this Agreement, or (ii) as Purchaser shall otherwise consent in writing, which consent shall not be unreasonably withheld, Sellers covenant and agree that, with respect to the Business, they shall:

(i) not incur, create or assume any Lien, other than Permitted Encumbrances;

(ii) not incur or suffer to exist any indebtedness except (A) for working capital borrowings incurred in the ordinary course of business, (B) incurrence of trade payables in the ordinary course of business consistent with past practice or (C) indebtedness incurred in the ordinary course of business pursuant to the Credit Facility or (D) indebtedness incurred solely in connection with Retained Liabilities or Excluded Assets;

(iii) not amend, modify or terminate any material term of, or waive any material right under, any Assumed Contract or Shared Contract except in the ordinary course of business;

(iv) not enter into any Contract, agreement or commitment that would constitute an Assumed Contract or a Shared Contract if it were in effect on the date of this Agreement;

(v) not divest, sell, assign, license, transfer, abandon, cancel, convey, lease or otherwise dispose of any assets that would constitute Purchased Assets;

(vi) not adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of Sellers;

(vii) not change the accounting policies or procedures of the Business except to the extent required to conform with GAAP;

(viii) except in the ordinary course of business and consistent with past practice in all material respects, not (a) encourage contractual counterparties to make payments earlier than would otherwise reasonably be expected (based on historical patterns) to be made, (b) agree to payment terms or conditions with respect to the Business that are less favorable to the Business, (c) make any material change in the promotion, marketing, selling, distribution, advertising, terms of sale or collection practices, or (d) engage in the process of positioning Inventory with distributors, wholesalers, retailers or customers in excess of requirements or initiate or engage in any program, activity or other action (including any rebate, discount, chargeback or refund policy or practice) that could reasonably be expected to result, directly or indirectly, in sales or profits in excess of purchasing patterns that have been normal for the Business;

(ix) manage Inventory consistent with past practice over the past two (2) years in all material respects and in line with expected demand over the next twelve (12) months;

(x) not settle any Proceeding (i) that would (A) materially affect the conduct of operations of the Business with respect to any Product or (B) result in the Business being subject to any Governmental Order or other equitable relief or admission of wrongdoing or (ii) for an amount, individually or in the aggregate, exceeding $1,000,000; provided, that the foregoing shall not apply to any Proceeding that is solely related to a Retained Liability;

(xi) not withdraw, amend, modify or terminate any Product Registrations;

(xii) submit all adverse event reports required to be submitted to any Governmental Authority under any Law;

(xiii) not dispose of or permit to expire, terminate or otherwise lapse any rights in, to or for the use of any Purchased Intellectual Property or the subject of any Intellectual Property License, or disclose to any Person any Purchased Intellectual Property or the subject of any Intellectual Property License not heretofore a matter of public knowledge, except pursuant to judicial or administrative process;

(xiv) not grant any license, covenant not to sue or other right under any Purchased Intellectual Property, or cancel, abandon or allow to lapse or expire any Purchased Intellectual Property;

(xv) not authorize, agree or resolve or consent to any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct any of Sellers’ or their respective Affiliates’ businesses or operations prior to the consummation of the transactions contemplated by this Agreement. Prior to the consummation of the transactions contemplated by this Agreement, Sellers and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their and their Subsidiaries’ respective operations.

(c) Sellers and Seller Parent shall use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to have Covis Pharma listed, as soon as possible after the date hereof and in any event no later than on the Closing Date, as the current owner of the Plaquenil® (Hydroxychloroquine Sulfate) [REDACTED] (tablet) on the FDA’s “Orange Book” and Drugs@FDA.gov websites.

(d) Sellers shall: (i) cause the CPI/Covis Injectables Distribution Contract to continue after Closing, notwithstanding any rights in favor of CPI therein to terminate such Contract in connection with the consummation of the transactions contemplated hereby; (ii) notwithstanding the provisions of this Section 6.2(d), cause the specific provisions of the CPI/Covis Injectables Distribution Contract that relate to Lanoxin IV (Digoxin) to be terminated as of Closing; and (iii) at Closing, shall assign to Purchaser all of Sellers’ remaining rights and obligations under the CPI/Covis Injectables Distribution Contract.

Section 6.3. Regulatory Approvals.

(a) Subject to Section 6.3(b) and Section 6.3(c) and the terms and conditions set forth in this Agreement, each of Purchaser and Sellers shall cooperate with the other and use their respective reasonable best efforts to (i) prepare and file as promptly as practicable, and in any event within the time prescribed by any applicable Law or Antitrust Law, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from, or renewed with, any Governmental Authority, in each case in order to consummate as promptly as practicable the transactions contemplated by this Agreement, (ii) furnish as promptly as practicable all information to any Governmental Authority as may be required by such Governmental Authority in connection with the foregoing and (iii) obtain all consents, registrations, approvals, permits and authorizations necessary, proper or advisable to be obtained from, or renewed with, any other Person, in each case in order to consummate as promptly as practicable the transactions contemplated by this Agreement; provided that under no circumstances shall Purchaser or Sellers be required to make any payment to any Person to secure such Person’s consent. Notwithstanding the foregoing and without limiting the generality thereof, the Parties shall (a) prepare and file a notification with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice within ten (10) Business Days from the date hereof, and (b) seek early termination of any waiting periods under the HSR Act.

(b) Subject to appropriate confidentiality protections, each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions for any Governmental Authority, and will keep the other Party reasonably informed with respect to any consent, authorization, order, approval, or exemption that is sought or received from any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. Except as required by Law, each Party or its attorneys shall provide the other Party or its attorneys the opportunity to review and make copies of all correspondence, filings, communications or memoranda setting forth the substance thereof between such Party or its Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the transactions contemplated in this Agreement (omitting any information that constitutes a competitively sensitive business secret of either Party). Each Party shall give sufficient notice to the other Party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority in order to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(c) Purchaser shall pay all filing fees in connection with any filings in connection with approvals of Governmental Authorities to the transactions contemplated hereby.

Section 6.4. Efforts to Consummate Generally. Subject to the terms and conditions of this Agreement (and without limiting the requirements of Section 6.3), each Party shall use its reasonable best efforts to cause the Closing to occur as soon as possible after the date hereof, including (i) satisfying the conditions precedent set forth in Article VII within the control of such Party, (ii) securing as promptly as practicable all consents, approvals, waivers and authorizations required in connection with the transactions contemplated hereby, (iii) effecting all registrations, filings and transfers (to the extent transferable) of Governmental Authorizations Related to the Business in a manner consistent with the operation of the Business during the one (1) year period immediately prior to the Closing and (iv) drafting, negotiating, executing and delivering to each other in good faith such other agreements, documents, instruments and/or certificates, and doing such other acts and things, as may be reasonably necessary or desirable for the implementation of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. In addition, Sellers shall use reasonable best efforts to give all notices to, make all filings with and obtain all third party consents, including the Third Party Consents, necessary or advisable to be obtained from any Persons (other than Governmental Authorities), necessary to consummate the transactions contemplated hereby and by the Ancillary Agreements without resulting in any breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the

Business, the Products or the Purchased Assets (without the expenditure of any funds therefor other than filing, recordation or similar fees, which shall be shared equally by Sellers and Purchaser, as provided by Section 2.2 and except as contemplated by Section 6.11 concerning the Sellers’ obligation to repay and discharge all Existing Debt). In furtherance of the foregoing, promptly following the date of this Agreement and, in any event, within five (5) Business Days, Sellers and Purchaser shall agree upon a plan with respect to the Third Party Consents. Sellers and Purchaser agree to use their reasonable best efforts to obtain each such consent, and shall promptly consult with each other and provide to the other Party any information reasonably requested with respect thereto, and, following adequate notice of such meetings or discussions, permit the other to participate, to the extent legally permissible, in all meetings or discussions with any such third party in connection with this Agreement and the transactions contemplated by this Agreement. Sellers shall use their reasonable best effort to obtain, not later than thirty (30) days after the date of this Agreement, and shall thereafter promptly deliver, all Third Party Consents without any material change in the respective terms of the related Contracts, unless such changes are acceptable to Purchaser (it being understood that any such modification or amendment is not in the “ordinary course of business” as contemplated by Section 6.2(a)(iii)). Purchaser shall use reasonable best efforts to assist Sellers in obtaining such Third Party Consents, including through the provision of such information regarding Purchaser as such third party may reasonably request in connection with obtaining such consent, but in no event shall any party or any of their respective Affiliates be required to pay any consideration to any third parties or to give anything of value in connection with Sellers’ efforts to obtain such Third Party Consents. To the extent any such Third Party Consent relates to a Contract is a Shared Contract, Sellers and Purchaser shall seek a partial assignment consistent with Section 6.16 of this Agreement, failing which, such Shared Contract, and any Assumed Contract the consent to assignment of which shall not have been obtained by the Closing, shall be deemed a non- assignable asset governed by Section 2.2.

Section 6.5. Bulk Transfer Laws. Purchaser hereby waives compliance by Sellers with the requirements and provisions of any “bulk transfer” Laws applicable to trade creditors of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Business, the Products or the Purchased Assets to Purchaser. Each Party acknowledges and agrees that the foregoing waiver shall not limit either Party’s indemnity obligations in respect of Taxes, as provided in Article VIII.

Section 6.6. Insurance. As of the Closing Date, the coverage under all insurance policies Related to the Business shall continue in force only for the benefit of Sellers and not for the benefit of Purchaser or any of its Affiliates. Purchaser agrees to arrange for its own insurance policies with respect to the Purchased Assets covering all periods and agrees not to seek to benefit from any of Sellers’ insurance policies that may provide coverage for claims relating in any way to the Purchased Assets prior to the Closing.

Section 6.7. Trade Notification. Subject to the provisions of Section 6.4 concerning the Parties’ obligations with respect to Third Party Consents, Sellers and Purchaser shall mutually agree on the method and content of written notifications to manufacturers, distributors, suppliers, customers and other third parties of the sale of the Purchased Assets to Purchaser and prior to the Closing, Purchaser may communicate with manufacturers, suppliers, distributors and customers of the Business with the prior consent of the Chief Executive Officer of either Seller, in accordance with Section 6.1; provided, however, that a Representative of Seller must be present during any such communication. Sellers and Purchaser agree that said notifications are to provide sufficient advance notice to customers of the sale and the plans associated therewith, so as to provide a smooth transition of the Business from Sellers to Purchaser.

Section 6.8. Seller-Labeled Products.

(a) From and after Closing, Purchaser and its Affiliates may use, reproduce and display, and Sellers hereby grant (effective upon Closing) to Purchaser and its Affiliates a non-exclusive, paid-up and royalty-free right and license to use, reproduce and display, the Trademark Rights and trade dress of Sellers, and shall use their reasonable best efforts to cause CPI to grant (effective upon Closing) to Purchaser such right in respect of the NDC Numbers, Trademark Rights and trade dress related to the Products to the extent CPI owns such rights, solely to the extent the foregoing are affixed to (i) the Inventory of finished, packaged Products that are included in the Purchased Assets and/or (ii) quantities of finished, packaged Products that are manufactured, within six (6) months after the Closing Date, for or on behalf of Purchaser or its Affiliates (Products subject to subsection (ii), the “Seller-Labeled Products”); provided that (a) except for any Seller-Labeled Products and the Inventory, as of the date that is six (6) months after the Closing Date, Purchaser and its Affiliates shall cease and discontinue all use of such Trademark Rights, trade dress and NDC Numbers of Sellers or CPI, provided further that, with respect to any Seller-Labeled Products and the Inventory, the license set forth in this Section 6.8(a) shall continue until Purchaser and its Affiliates have disposed of all such Seller- Labeled Products and Inventory and (b) Purchaser shall provide Sellers, within a reasonable time, with written notice of the date and expiration date of the last lot of each Product sold that is included within the Seller-Labeled Products.

(b) Except as set forth in Section 6.8(a) and except for the NDC Numbers, the Trademark Rights that will be licensed to Purchaser under the Transition Services Agreement, and the Trademark Rights that are included in the Purchased Assets, Purchaser and its Affiliates shall have no right under this Agreement to use any of the trademarks, service marks, brand names, certification marks, trade dress, logos or domain names containing “Covis”, or any word or expression confusingly similar thereto or constituting an abbreviation or extension thereof or any logos containing or comprising the foregoing or any NDC Numbers of Sellers.

Section 6.9. NDC Numbers.

(a) Purchaser shall fully reimburse Sellers for any increased cost or Liability (including any returns, Rebates or Chargeback Claims) associated with any changes in pricing, including any changes in wholesale acquisition cost, made by Purchaser or any of its Affiliates to any Product that bears an NDC Number of Sellers or CPI. Purchaser shall notify Sellers immediately of any such changes in pricing to a Product that bears an NDC Number of Sellers or CPI.

(b) Purchaser shall fully cooperate with Sellers and CPI by providing whatever assistance, product sales and other information and access as may be required by Sellers or CPI to comply with any reporting obligations that arise as a result of the sale by

Purchaser of Product bearing an NDC Number of Sellers or CPI, and to audit the Books and Records of Purchaser and its Affiliates with respect to any such sales (provided that such audit takes place upon reasonable advance written notice to Purchaser, during normal business hours of Purchaser and does not materially interfere with Purchaser’s business). Purchaser represents and warrants that all Product sales and other information provided to Sellers in connection with the foregoing shall be accurate and complete in all material respects, and shall be calculated in accordance with applicable Laws and regulatory guidance.

(c) Subject to appropriate confidentiality protection, after the Closing Date and for a period of ten (10) years thereafter (except with respect to government claims not subject to a statute of limitations, such as Medicaid rebate claims, which shall continue as long as there is potential for a claim), Purchaser and its Affiliates shall cooperate with Sellers and their Representatives, subject to confidentiality protections reasonably satisfactory to Purchaser, during normal business hours and upon reasonable advance notice, to provide reasonable access to records maintained by Purchaser and its Affiliates relating to Purchaser and its Affiliates’ distribution of Seller-Labeled Products or related regulatory filing and reporting requirements and activities with respect to Seller-Labeled Products, including, without limitation, government price reporting (“Distribution Activities”), to provide reports reasonably requested by Sellers regarding such records and information, and to permit copying at the expense of Sellers or, where reasonably necessary, to loan original documents relating to the same for the purposes of (i) any financial reporting or Tax matters relating to Distribution Activities, (ii) any claims or litigation involving Distribution Activities or (iii) any investigation being conducted by any federal, state or local Governmental Authority relating to Distribution Activities.

Section 6.10. Financing.

(a) Purchaser and Purchaser Parent shall use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and conditions described herein and in the Commitment Letter prior to the Outside Date, including (i) maintaining in effect the Commitment Letter, (ii) negotiating definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) or, if available, on other terms that are acceptable to Purchaser and Purchaser Parent and not materially less favorable, taken as a whole to Purchaser or Purchaser Parent than the terms set forth in the Commitment Letter and would not adversely affect (including with respect to timing) the ability of Purchaser to consummate the transactions contemplated herein and (iii) satisfying on a timely basis all conditions applicable to Purchaser Parent, Purchaser and their respective Subsidiaries in the Commitment Letter and the Definitive Agreements. Each of Purchaser and Purchaser Parent shall use its reasonable best efforts to comply with its obligations, and shall enforce its rights under the Commitment Letter and Definitive Agreements, including by seeking specific performance, in each case in a timely and diligent manner.

(b) Each of Purchaser and Purchaser Parent shall not, without the prior written consent of Sellers, (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter if such amendment, modification or waiver would reasonably be expected to (A) prevent or delay the Closing Date from occurring, (B) reduce the aggregate amount of the Financing, (C) adversely affect the ability of Purchaser or Purchaser Parent to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements as so amended or modified, relative to the ability of Purchaser or Purchaser Parent to enforce its rights against such other parties to the Commitment Letter as in effect on the date hereof or in the Definitive Agreements or (D) make the funding of the Financing materially less likely to occur, other than (x) a waiver of any closing conditions by Financing Sources or their agents or (y) to add Financing Sources, lead arrangers, bookrunners syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof; or (ii) release, terminate or consent to the release or termination of the obligations of any Financing Sources or other Persons under the Commitment Letter. Purchaser and Purchaser Parent shall promptly (but in any event within two (2) days of receipt of any such proposed amendment, modification, waiver, release, termination or consent, or notice thereof) deliver to Sellers copies of any such proposed amendment, modification, waiver, release, termination or consent.

(c) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, each of Purchaser and Purchaser Parent shall (i) use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with Purchaser’s and Purchaser Parent’s cash and marketable securities on hand and the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous to Purchaser and Purchaser Parent than the conditions set forth in the Financing and are otherwise on terms no less favorable to Purchaser and Purchaser Parent than such unavailable Financing (including the “flex” provisions) and (ii) promptly (but in any event within two (2) days of receipt of notice of the unavailability of all or any portion of the Financing) notify Sellers of such unavailability and, to Purchaser’s knowledge, the reason therefor. For the purposes of this Section 6.10, the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question) and the term “Financing” shall be deemed to include any financing contemplated by any commitment letter as permitted by this Section 6.10 to be amended or modified or replaced by any alternative financing arranged in compliance herewith. Purchaser and Purchaser Parent shall provide Sellers with prompt (but in any event within two (2) days of receipt of notice regarding any of the items hereinafter set forth) written notice if (A) to the Knowledge of Purchaser, there exists any breach or default by any party to the Commitment Letter, any letter or agreement related thereto or the Definitive Agreements or any termination of the obligations of any Financing Sources or other Persons under the Commitment Letter, (B) Purchaser or Purchaser Parent receives any written notice or other written communication from any Financing Source or other source with respect to any actual or threatened breach, default, termination or repudiation by any party to any Commitment Letter or the Definitive Agreements of any provision thereof or (C) for any reason, Purchaser or Purchaser Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Commitment Letter on the terms described therein. Purchaser and Purchaser Parent shall keep Sellers reasonably informed of the status of its efforts to consummate the Financing.

(d) Prior to the Closing, Sellers shall use their reasonable best efforts to provide, and to cause their respective Representatives (other than their lenders) to use their reasonable best efforts to provide, upon reasonable notice from Purchaser and at reasonable times, all customary cooperation in connection with the arrangement, syndication and consummation of the Financing (including any equity financing) contemplated by the Commitment Letter, which shall be limited to the following: (i) using their reasonable best efforts to furnish to Purchaser, Purchaser Parent and Financing Sources, as promptly as practicable, the Required Information; (ii) participating in a reasonable number of meetings (including conference calls with the parties acting as agents, lead arrangers, lead bookrunners for the Financing (including any equity financing) and senior management and the employees, investment bankers, attorneys, accountants and other Representatives of Purchaser or Purchaser Parent), drafting sessions, due diligence sessions and sessions with ratings agencies, in each case that are customary for financings of a type similar to the Financing (including any equity financing), in each case, at times and locations mutually agreed upon and upon reasonable advance notice; (iii) assisting in a commercially reasonable manner Purchaser, Purchaser Parent and their Financing Sources in the preparation of any offering documents, prospectus, syndication documents and materials, including confidential information memoranda, private placement memoranda, offering memoranda, lender and investor presentations, bank information memoranda, rating agency materials and similar documents contemplated therein as reasonably requested by Purchaser or Purchaser Parent and customary for financings of a type similar to the Financing (including any equity financing) (collectively, the “Offering Documentation”); (iv) reasonably cooperating with the marketing efforts of Purchaser, Purchaser Parent and Financing Sources for any of such Financing (including any equity financing); (v) subject to the occurrence of the Closing, executing and delivering any customary representation and authorization letters to accountants and auditors, customary closing certificates and any other certificates, letters and documents, in each case as may be reasonably requested by Purchaser or Purchaser Parent and customary for financings of a type similar to the Financing (including any equity financing); (vi) using reasonable best efforts to facilitate the obtaining of (A) audit reports, authorization letters and consents of accountants and auditors with respect to financial statements and other financial information for the Purchased Assets, in each case as may be reasonably requested by Purchaser and customary for financings of a type similar to the Financing (including any equity financing), for inclusion in any Offering Documentation, and (B) subject to the occurrence of the Closing, legal opinions of internal and local legal counsel, in each case as reasonably requested by Purchaser and customary for financings similar to the Financing; (vii) subject to the occurrence of the Closing, otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, the pay-off of Existing Debt and the release of related Liens, guarantees and other security interests, in each case as may be reasonably requested by Purchaser and customary for financings of a type similar to the Financing; (viii) at times and locations mutually agreed upon and upon reasonable advance notice, permitting the Financing Sources and lenders involved in the Financing to conduct due diligence, collateral audits and appraisals and evaluate the Purchased Assets for the purposes of consummating the Financing and establishing collateral arrangements as of the Closing (and providing all relevant information or documentation, in each case as may be reasonably requested and customary for financings of a type similar to the Financing); (ix) subject to the occurrence of the Closing, using commercially reasonable efforts to obtain waivers, consents, estoppels, approvals, authorizations and instruments, in each case as may be reasonably requested by Purchaser or Purchaser Parent and customary for financings of a type similar to the Financing (including any equity financing); and (x) taking all corporate actions, subject to the occurrence of the Closing, necessary and reasonably requested by Purchaser or Purchaser Parent to permit the consummation of the Financing on the Closing Date to consummate the transactions contemplated by this Agreement; provided, that (A) all material, non-public information regarding the Purchased Assets and Sellers and their Affiliates provided to Purchaser, Purchaser Parent, any lender or Financing Source or any other Person pursuant to this Section 6.10 that is not disclosed in the Offering Documentation shall be kept confidential by them in accordance with the terms of the Confidentiality Agreement, in the case of Purchaser or Purchaser Parent, or a confidentiality agreement on terms substantially identical to those set forth in the Confidentiality Agreement or customarily used in connection with financing transactions similar to the Financing, in the case of any other Person, and (B) none of any Seller or any of its Affiliates shall be required to (i) commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Closing that would otherwise subject any of them to actual or potential Liability or fee, cost or expense in connection with the Financing or (ii) take any action to the extent that it would, in Sellers’ reasonable, good faith judgment, (x) unreasonably interfere with the business or operations of Sellers or their Affiliates, (y) violate any applicable Law or (z) be reasonably likely to result in the waiver of any attorney-client privilege, the unauthorized disclosure of any trade secrets of third parties or the breach of any applicable confidentiality obligations; provided, further, that Purchaser and Purchaser Parent shall promptly upon request by Sellers (but in any event within two (2) days of receipt of such request), reimburse Sellers for all reasonable and documented out-of-pocket third-party costs and expenses (including reasonable attorneys’ fees) incurred by Sellers and their Affiliates and each of their respective officers, directors, member of management, employees and other Representatives in connection with the cooperation contemplated by this Section 6.10. Purchaser and Purchaser Parent shall indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses suffered or incurred by any of them in connection with the arrangement of the Financing, including any action taken in accordance with this Section 6.10, and any information utilized in connection therewith (other than such Losses solely relating to or arising out of the gross negligence or willful misconduct of Sellers as determined by the final non-appealable judgment of a court of competent jurisdiction).

(e) Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that Purchaser’s obligation to consummate the transactions contemplated by this Agreement shall not be conditioned on Purchaser’s or Purchaser Parent’s receipt of the proceeds of the Financing or any other financing undertaken in connection therewith and Purchaser and Purchaser Parent reaffirm their obligations to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, regardless of the availability of, or the ability to obtain, the Financing or the compliance by Sellers with the provisions of this Section 6.10.

Section 6.11. Existing Debt.

(a) At or prior to the Closing, Sellers shall, and shall cause their respective Affiliates where relevant to, have (a) repaid and discharged all Existing Debt (including all interest accrued thereon and all fees, charges or premiums or other ancillary obligations, which are then due and payable therewith) (other than unsecured contingent liabilities which by the terms of the Existing Debt survive termination) and (b) caused all commitments related to such Existing Debt to be terminated without any Liability to Purchaser.

(b) Sellers shall deliver to Purchaser at or immediately prior to the Closing Date customary pay-off letters, in form and substance reasonably acceptable to Purchaser, from the administrative agent under the Existing Debt, and shall make arrangements for the release of all Liens on the Purchased Assets securing its obligations under the Existing Debt, together with the return of any collateral in the possession of the administrative agent, at or immediately prior to the Closing Date.

Section 6.12. Non-Solicitation.

(a) For a period of one (1) year commencing on the Closing Date, neither Purchaser, on the one hand, nor Sellers, on the other hand, shall solicit (or cause to be solicited) any officer, management employee or key technical employee of Sellers and their Affiliates or of Purchaser and its Affiliates, respectively, who is at the time of such solicitation an officer, management employee or key technical employee of such Party; provided that the foregoing restriction shall not apply to (i) generalized searches by use of advertising placed in publicly available media, including any such Party’s website, through attendance at trade or industry conferences or recruiting efforts (including the use of search firms) which are not specifically targeted at any such officer, management employee or key technical employee or (ii) the recruitment of any such officer, management employee or key technical employee whose employment has been terminated by such Party prior to such recruitment.

(b) It is the intention of the Parties that this Section 6.12 be enforced to the fullest extent permissible, and shall be deemed subject to automatic modification, to the extent necessary to remain enforceable. The unenforceability (or the modification to conform to applicable Law) of any aspect of this Section 6.12 shall not render unenforceable or impair, the remainder of this Section 6.12. Accordingly, if any aspect of this Section 6.12 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such aspect of this Section 6.12 in the particular jurisdiction in which such determination is made and not with respect to any other aspect of this Section 6.12 or any other jurisdiction.

Section 6.13. No-Shop.

(a) From the date hereof until the Closing or earlier termination of this Agreement, Sellers and their Affiliates shall not, and shall not authorize or permit any of their Representatives to, directly or indirectly, (i) knowingly encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal other than to state that Sellers, their Affiliates and each of their Representatives are restricted from entering into, continuing or participating in such discussions or negotiations pursuant to the terms of this Section 6.13; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Sellers and their Affiliates shall immediately cease and cause to be terminated, and shall cause their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal and shall revoke all access in favor of any Person (other than Purchaser, Purchaser Parent and their respective Representatives and Purchaser’s Financing Sources and their respective

Representatives) to any virtual data room established for the purposes of evaluating a potential acquisition of all or a part of the Business and will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of all or part of the Business return or destroy all confidential information heretofore furnished to such Person by or on behalf of Sellers, their Affiliates or any of their respective Representatives. For purposes of this Section 6.13, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) concerning (i) the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business to any Person other than Purchaser or Purchaser Parent; or (ii) the disclosure, directly or indirectly, to any Person of any confidential information or data concerning the Business except as necessary to conduct the Business in the ordinary course consistent with past practice.

(b) Each Seller agrees that the rights and remedies for noncompliance with this Section 6.13 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

Section 6.14. Transfer of Product Registrations, Related Applications and Dossiers.

(a) On the Closing Date, each Seller shall deliver a letter to the FDA transferring the rights to the Product Registrations to Purchaser (or its designee). On the Closing Date, Purchaser shall deliver a letter to the FDA assuming responsibility for the Product Registrations from Sellers. As soon as practical after the Closing Date and in no event more than sixty (60) calendar days following the Closing Date, each Seller shall deliver to Purchaser, or its Affiliate as directed by Purchaser, in physical and electronic form, the Registration Information and Regulatory Documentation.

(b) Promptly after the Closing and in any event within thirty (30) calendar days after the Closing, Sellers and Purchaser shall make all appropriate filings and submissions with Governmental Authorities, including the Centers for Medicare & Medicaid Services and the FDA to register the NDC Numbers in the name of Purchaser and transfer all regulatory responsibilities, excluding all Retained Liabilities and except as contemplated by Section 6.9 and Section 6.17, attaching thereto of each Product, from Sellers to Purchaser.

(c) Without limiting the Parties’ respective obligations under Section 6.14(a) with respect to any Product that is marketed in the United States on the basis of an existing Product Registration, (i) each Seller shall use all commercially reasonable efforts to complete the transfer of the corresponding Product Registrations as promptly as practicable after the Closing Date to the benefit of Purchaser or its Affiliates as directed by Purchaser in accordance with this Section 6.14(c) and (ii) Purchaser or its Affiliates shall use all commercially reasonable efforts to assist Sellers in the transfer of such Product Registrations, accept the transfer of the corresponding Product Registrations and formalize with Sellers and any applicable Governmental Authority, as promptly as practicable after the Closing Date, all necessary documents. Following the transfer of the Product Registration, Sellers shall retain no rights in the Product Registration or Registration Information, including any rights to use or reference.

Section 6.15. Confidentiality. From and after the Closing:

(a) the Confidentiality Agreement will terminate without further action by the parties thereto.

(b) each Seller and Seller Parent shall treat as confidential and shall safeguard any and all information, knowledge and data included in the Purchased Assets (including with respect to the Business, the Products and the Assumed Liability) by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as any Seller or its Affiliates used with respect thereto prior to the execution of this Agreement.

(c) Purchaser and Purchaser Parent shall treat as confidential and shall safeguard any and all information, knowledge or data included in any information relating to the business of Sellers, other than the Business, the Products, the Purchased Assets or the Assumed Liabilities, and except as otherwise agreed to by Sellers in writing; provided, however, that nothing in this Section 6.15(c) shall prevent the disclosure of any such information, knowledge or data to any directors, officers or employees of Purchaser or Purchaser Parent to whom such disclosure is necessary or desirable in the conduct of the Business if such Persons are informed by Purchaser of the confidential nature of such information and are directed by Purchaser to comply with the provisions of this Section 6.15(c).

(d) Purchaser, Purchaser Parent, Sellers and Seller Parent acknowledge that the confidentiality obligations set forth herein shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the Party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the Party owing a duty of confidentiality so long as such source is not known by such Party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party.

(e) In the event of a breach of the obligations hereunder by Purchaser, Purchaser Parent, Sellers or Seller Parent, the non-breaching party, in addition to all other available remedies, will be entitled to injunctive relief to enforce the provisions of this Section 6.15 in any court of competent jurisdiction.

Section 6.16. Shared Contracts. Prior to the Closing, each Seller shall notify, or cause to be notified, the counterparties of the Shared Contracts of the impending transaction in order to effect the partial assignment of the Shared Contracts, to the extent they are Related to the Business, to Purchaser, by such Seller to Purchaser or to use its commercially reasonable efforts to obtain the prior consent of the counterparties to the partial assignment of such Shared Contracts, to the extent such consent is required under any Shared Contract. In no event shall either Seller or Purchaser or any of their respective Affiliates be required to pay any consideration to any third parties to obtain any such third party’s authorization, approval, consent or waiver to effectuate such assignment pursuant to the foregoing, other than filing, recordation or similar fees which shall be shared equally by Sellers and Purchaser. Purchaser and Sellers shall act in good faith and reasonably cooperate in connection with the arrangement of the partial assignment or any other appropriate arrangement (including the jointly determined allocation of Sellers’ and Purchaser’s respective rights and obligations thereunder) in connection with the Shared Contracts. In the event that the Parties are unable to effect a partial assignment of such Shared Contracts to Sellers and to Purchaser at the Closing but may effect an assignment of such Shared Contract as a whole to Purchaser as contemplated by Section 2.1, the parties will cooperate in good faith to provide suitable arrangements pursuant to which Purchaser shall in good faith pass through to Sellers the substantial equivalent of Sellers’ rights, benefits and obligations pursuant to such Shared Contract, to the extent such rights, benefits and obligations of the Shared Contract are not Related to the Business but relate solely to the Excluded Assets, following Purchaser’s acquisition of the Shared Contract pursuant to Section 2.1. To the extent any such consent cannot be obtained, such Shared Contract shall be deemed a non-assignable asset governed by Section 2.2.

Section 6.17. Product Returns, Rebates and Chargebacks.

(a) Product Returns. Except to the extent otherwise provided pursuant to the terms of the Transition Services Agreement:

(i) Prior to the Closing Date, all returns of Products, other than Products sold pursuant to AG Distribution Contracts, from lots that were sold entirely prior to Closing shall continue to be sent to Sellers designated return processor. All returns from lots that are sold entirely after Closing shall be sent to Purchaser and all returns of Transition Lots shall be sent to Purchaser. Returns will be processed in accordance with the then-current returned goods policy of the Party that made the corresponding original sale (which policies shall be provided to the other Party prior to the Closing Date).

(ii) From and after the Closing Date, Purchaser shall, or shall cause its distributor to, process and be financially responsible for all returns of Product that are from lots sold entirely after Closing. Sellers shall process and be financially responsible for all returns of Product, other than Products sold pursuant to AG Distribution Contracts, from lots sold entirely prior to the Closing Date. Purchaser and Sellers shall both be financially responsible for returns of the Transition Lots, on a proportional basis equal to the proportion of Product in such Transition Lots sold prior to and on or after the Closing Date (for example, if 40% of the Products in the Transition Lots were sold prior to the Closing Date and the remaining 60% were sold on or after the Closing Date, then Sellers shall be responsible for 40% of the costs and expenses associated with the returns of the Transition Lots and Purchaser shall be responsible for the remaining 60% of such costs and expenses).

(iii) For any Product that is returned to one Party but is the processing responsibility of the other Party, the Party receiving the return will destroy, or cause to be destroyed, all such Product and by the tenth (10th) Business Day of each month, provide the other Party a reporting of such Product returned, including documentation sufficient to determine any appropriate customer reimbursement or credit, which shall be processed according to the then-current returned goods policy of the Party that made the corresponding original sale. Each Party shall destroy, or cause to be destroyed, all such returned Product in a manner consistent with applicable Law and the costs of such destruction shall not be reimbursed.

(b) Rebates. Sellers and Purchaser to cooperate reasonably in the analysis of dispensing data relating to Rebates and will agree in a reasonable example allocation to assist the parties to calculate the Rebates in accordance with these provisions. Responsibility for rebates pursuant to any government rebate programs with respect to government claims for Products (“Government Rebates”) and for commercial rebates with respect to Products (“Commercial Rebates”, collectively with Government Rebates, “Rebates”) shall be allocated between Sellers and Purchaser as follows:

(i) Subject to Section 6.9(a) and Section 6.17(b)(iv), Sellers shall be responsible for payment of any and all Rebates with respect to Products dispensed to patients on or prior to the Closing Date and any and all Rebates with respect to Products dispensed to patients on or before the forty-fifth (45th) day following the Closing Date (such period, the “Rebate Tail Period”).

(ii) Purchaser shall be responsible for payment of any and all Rebates with respect to Products dispensed to patients beginning on the day following the expiration of the Rebate Tail Period.

(iii) With respect to Government Rebates, Purchaser shall have the right to request through Sellers any claims level data (dispense data) contained in any report from a state rebate program which shall be used for purposes of determining the date of such claim or for state rebate dispute purposes. In the event Purchaser determines an invoice or claim for a Government Rebate should be disputed, Sellers shall cooperate with Purchaser to dispute such claim or invoice.

(iv) Purchaser and Sellers further agree that (A) Sellers’ financial liability for Rebates shall be limited to those customers with which the Business has a rebate obligation as of the Closing Date, and (B) any payments by Sellers shall be made in accordance with Sellers’ rebate obligations on the Closing Date with respect to each customer and shall be solely based on the terms and conditions of Sellers’ agreements with the respective customer, as such terms and conditions existed as of the Closing Date.

(c) Chargeback Claims. Sellers shall be financially and legally responsible for all chargeback claims (“Chargeback Claims”) related to Products sold by the wholesaler or distributor prior to the Closing Date and during the thirty (30) day period following the Closing Date. Purchaser shall process and be financially and legally responsible for all Chargeback Claims related to Products sold on or after such period, but only to the extent such Chargeback Claims do not exceed $200,000 in the aggregate. If after the thirty (30) day period following the Closing Date such Chargeback Claims related to the Products exceed $200,000 in the aggregate the Parties shall determine, in accordance with this Section 6.17(c), whether any such Chargeback Claim relates to Products sold before or after the Closing Date, with the Sellers assuming financial and legal responsibility for those Chargeback Claims which relate to sales occurring prior to the Closing Date and during the thirty (30) day period following the Closing

Date, and the Purchaser assuming financial and legal responsibility for those Chargeback Claims which relate to sales occurring after the Closing Date. For the purposes of this Section 6.17(c), the date on which Products shall be deemed to have been sold shall be the date on which it was shipped by the applicable wholesaler. Notwithstanding the foregoing, the Parties acknowledge that the removal of Products from CPI’s Federal Supply Schedule must be approved before the responsibility of processing such claims is transferred from Sellers to Purchaser. Sellers will use reasonable best efforts to obtain such approval as promptly as possible after the Closing Date. Until such approval is obtained, Sellers shall continue to be responsible for processing the Federal Supply Schedule Chargeback Claims on Purchaser’s behalf, and Purchaser shall reimburse Sellers for same as set forth below. Purchaser and Sellers agree that (A) Sellers’ financial liability for the Chargeback Claims shall be limited to those commercial customers with which Sellers or CPI have chargeback obligations as of the Closing Date, and (B) any such Chargeback Claims issued by Sellers shall be made in accordance with terms and conditions of Sellers’ obligations as of the Closing Date with respect to each customer and shall be solely based on the terms and conditions of Sellers’ or CPI’s agreements with the respective customer, as such terms and conditions existed as of the Closing Date. Sellers shall utilize records from third-party rebate administrators to demonstrate which chargebacks relate to Products sold by the wholesaler or distributor prior to or during the thirty (30) day period following the Closing Date for purposes of determining Sellers’ obligation. The foregoing provisions of this Section 6.17(c) shall apply except to the extent otherwise provided pursuant to the terms of the Transition Services Agreement.

(d) Reimbursement.

(i) If either Party (the “Non-Responsible Party”) receives (y) an invoice with respect to any of the Rebates or (z) a Chargeback Claim, in each case that is the responsibility of the other Party (the “Responsible Party”), such Non-Responsible Party shall promptly provide a copy of such invoice or Chargeback Claim, as applicable, to the Responsible Party and such Responsible Party shall have fifteen (15) calendar days following receipt of such invoice or Chargeback Claim, as applicable, to notify the Non-Responsible Party that it intends to dispute such invoice or Chargeback Claim, as applicable. If the Responsible Party does not so notify the Non-Responsible Party within such fifteen (15) calendar day period, such Non-Responsible Party shall be permitted to remit payment in respect of such invoice or Chargeback Claim, as applicable, on the Responsible Party’s behalf and the Responsible Party shall reimburse the Non-Responsible Party for such payment pursuant to the terms of Section 6.17(d)(ii) below. If the Responsible Party provides such notice to the Non-Responsible Party within such fifteen (15) calendar day period then the Responsible Party shall promptly initiate a dispute of such invoice or Chargeback Claim, as applicable, at its sole cost and expense and shall be liable for all reasonable costs and expenses (including reasonable attorney fees) of the Non-Responsible Party required to prosecute the disputed invoice or Chargeback Claim, as applicable. In the event that an invoice or Chargeback Claim, as applicable, is disputed under this Section 6.17(d)(i) by the Responsible Party, the Non-Responsible Party shall not remit payment in respect of such invoice without the Responsible Party’s prior written consent; provided, that any late fees, interest or other penalties that are ultimately owing due to delayed payment on such invoice or Chargeback Claim, as applicable, shall be satisfied by the Responsible Party and provided, further, that notwithstanding the foregoing, the Non-Responsible Party may, in its sole discretion, pay any such disputed invoice or Chargeback Claim, as applicable, without the consent of the Responsible Party, but in such case the Non-Responsible Party shall be entitled to reimbursement by the Responsible Party only with respect to amounts if any, that are finally owing following settlement of the related dispute.

(ii) Subject to Section 6.17(d)(i), to the extent that a Non-Responsible Party (y) remits payment in respect of any of the Rebates or (z) processes Chargeback Claims which are payable by or the responsibility of, as applicable, the Responsible Party, the Responsible Party shall reimburse the other Party on or before the date that is thirty (30) calendar days following receipt of such invoices by such Non-Responsible Party, provided, that such invoices describe in reasonable detail the payments made by such Non-Responsible Party.

Section 6.18. Know-How License. Effective as of the Closing, each Seller hereby grants to Purchaser a perpetual, irrevocable, transferable (as set forth in this Section 6.18), sublicensable (as set forth in this Section 6.18), non-exclusive, paid-up, royalty-free, worldwide right and license to use and otherwise exploit the Licensed Know-How of such Seller in developing, commercializing, manufacturing, using, packaging, marketing, promoting, importing, exporting, researching, transporting, selling and distributing the Products. Purchaser may (but it is not obligated to) transfer the foregoing license, and/or grant sublicenses thereunder, to (a) any of its Affiliates, and (b) any acquirer of any of the assets or business of Purchaser and its Affiliates relating to any of the Products.

Section 6.19. Ancillary Agreements.

(a) As soon as reasonably practicable after the date hereof and prior to the Closing, each of the Purchaser and Sellers shall, and shall cause each of their respective Affiliates where relevant to, cooperate promptly and in good faith (i) to finalize in definitive form each of the Ancillary Agreements, (ii) to negotiate and reach agreement on a definitive form of each of such other agreements, documents, instruments and/or certificates that may be reasonably necessary or desirable for the implementation of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby (“Additional Ancillary Agreement”). With respect to each Ancillary Agreement for which a summary of principal terms is included as a covenant in this Agreement, or for which a term sheet is attached to this Agreement as an Exhibit, the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties at Closing shall be on the terms and conditions set forth in such covenant or Exhibit as applicable and shall contain such other customary terms and conditions as are reasonably agreed between the Parties or required by applicable Law; provided, that if either Party proposes a modification to an Ancillary Agreement that is not included in the principal terms included in this Agreement and to which the other Parties do not agree as of the Closing (after cooperating in good faith as required by this Section 6.19), the Parties shall execute the Ancillary Agreement on the basis of the principal terms included in this Agreement.

(b) To the extent that, notwithstanding such good faith efforts, the Parties are unable to reach agreement on a material term or condition of an Ancillary Agreement or of an

Additional Ancillary Agreement, then each Party shall designate a senior personnel for the functional area to which the services relate to handle such dispute and the Parties shall cause such designees to meet as promptly as practicable and use their respective reasonable best efforts to resolve such dispute within a reasonable period of time.

(c) At the Closing, Sellers and Purchaser shall, and shall cause each of their respective Affiliates where relevant to, execute the Ancillary Agreements and, as the case may be, the Additional Ancillary Agreements.

Section 6.20. Correspondence. Each Seller authorizes Purchaser on and after the Closing Date to receive and open all mail and other communications received by Purchaser relating to the Business and to deal with the contents of such communications in good faith and in a proper manner. Each Seller shall use commercially reasonable efforts to promptly deliver, or cause to be delivered, to Purchaser any mail or other communications received by any Seller from any Person (including the FDA) intended for the Business (including any mail or other communications in respect of the Products, the subject matter of this Agreement and the Ancillary Agreements).

Section 6.21. Escrow Account.

(a) At or prior to the Closing, Purchaser, each Seller and the Escrow Agent shall enter into the Escrow Agreement. Any distributions to Purchaser Indemnified Parties from the Escrow Account shall be made pursuant to joint written instructions of Purchaser and Sellers to the Escrow Agent instructing the Escrow Agent to make such distributions in accordance with the terms of the Escrow Agreement.

(b) Any Escrow Funds as of the twelfth (12th) month anniversary of the Closing Date (minus the aggregate amount reserved in respect of claims made, but not yet resolved prior to such date, in favor of Purchaser Indemnified Parties pursuant to this Agreement) shall be automatically released to Sellers in accordance with the terms of the Escrow Agreement. At any time following the twelfth (12th) month anniversary of the Closing Date, to the extent the Escrow Funds reserved in respect of unresolved claims exceed the aggregate amount claimed by the Purchaser Indemnified Parties pursuant to claims as of such date not yet resolved but made prior to such twelfth (12th) month anniversary of the Closing Date, the excess funds shall be promptly released to Sellers in accordance with the terms of the Escrow Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1. Conditions to the Obligations of Purchaser and Sellers. The respective obligations of each of the Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver to the extent legally permissible) prior to the Closing of the following conditions precedent:

(a) No Injunction. There shall be no Governmental Order or Law in existence that prohibits or restrains the transactions contemplated by this Agreement or the Ancillary

Agreements, and there shall be no Proceeding pending by any Governmental Authority seeking such a Governmental Order;

(a) HSR and Other Required Approvals. The waiting periods required under the HSR Act, including any extensions thereof, shall have expired or been terminated.

Section 7.2. Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of Sellers set forth in Section 4.1 (Organization), Section 4.2 (Authority; Binding Effect), Section 4.5(a)(i) (Absence of Material Changes), Section 4.7(a) (Compliance with Laws), Section 4.8(b) (Product Registrations; Regulatory Compliance), Section 4.10 (Assets), Section 4.14 (Brokers) and Section 4.19 (Chief Executive Office) (collectively, the “Sellers’ Fundamental Representations”), shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (or, for representations and warranties that refer specifically to an earlier date, shall have been true and correct, as of such specified date). Each other representation and warranty of Sellers contained in Article IV hereof (other than the Sellers’ Fundamental Representations) shall be true and correct (disregarding all “material”, “materially”, “materiality”, “Material Adverse Effect” or other similar materiality qualification) as of the date hereof and as of the Closing Date as though made on and as of such date and time (or, for such of these representations and warranties that refer specifically to an earlier date, shall have been true and correct, as of such specified date), except where the failure of any such representation and warranty to be so true and correct, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. Purchaser shall have received a certificate of Sellers, dated as of the Closing Date and signed by a duly authorized executive officer of each Seller in such capacity, certifying as to the fulfillment of the foregoing.

(b) Performance. Each Seller shall have performed and complied in all material respects with all agreements and obligations contained in this Agreement required to be performed by it at or before the Closing. Purchaser shall have received a certificate of Sellers, dated as of the Closing Date and signed by a duly authorized executive officer of each Seller in such capacity, certifying as to the fulfillment of the foregoing.

(c) Indebtedness. At the Closing, the Existing Debt (including all principal, interest, fees, prepayment premiums and penalties, if any) and all Liabilities thereto shall have been repaid and discharged in full, all Liens in or upon any of the Products or Purchased Assets arising from or in connection with such Existing Debt shall have been satisfied, released and discharged and Purchaser shall have received copies of customary pay-off letter(s) from each such creditor and copies of any and all releases of creditors’ Liens evidencing same.

(d) Closing Deliverables. Sellers shall have made or caused to be made delivery to Purchaser of the items required by Section 3.1(b).

Section 7.3. Conditions to the Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions precedent:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect) and Section 5.7 (Brokers) (collectively, the “Purchaser’s Fundamental Representations”), shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (or, for representations and warranties that refer specifically to an earlier date, shall have been true and correct in all respects as of such specified date). Each representation and warranty of Purchaser contained in Article V hereof (other than the Purchaser’s Fundamental Representations) shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of such date and time (or, for representations and warranties that refer specifically to an earlier date, shall have been true and correct, as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not prevent, materially delay or materially impair Purchaser’s ability to effect the Closing. Sellers shall have received a certificate of Purchaser, dated as of the Closing Date and signed by a duly authorized executive officer of Purchaser in such capacity, certifying as to the fulfillment of the foregoing.

(b) Performance. Purchaser shall have performed and complied in all material respects with all agreements and obligations contained in this Agreement required to be performed by it at or before the Closing. Sellers shall have received a certificate of Purchaser, dated as of the Closing Date and signed by a duly authorized executive officer of Purchaser in such capacity, certifying as to the fulfillment of the foregoing.

(c) Closing Deliverables. Purchaser shall have made or caused to be made delivery to Sellers of the items required by Section 3.1(c).

Section 7.4. Frustration of Closing Conditions. None of the Sellers or Purchaser may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s (or in the case of Purchaser, Purchaser Parent, or in the case of Seller, Seller Parent) failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.4.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Indemnification by Sellers.

(a) Subject to the provisions of this Article VIII, from and after the Closing, Sellers agree to defend, indemnify and hold harmless Purchaser and its Affiliates, and, if applicable, their respective directors, officers, agents, employees, successors and assigns, each in their capacity as such (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses to the extent arising or resulting from (i) any Retained Liability other than a [REDACTED], (ii) any breach by a Seller of any of its covenants or agreements contained in this Agreement, (iii) any breach of any representation or warranty of Sellers contained in this Agreement as of the date of this Agreement or as of the Closing Date (or for any representation or warranty specifically made as of an earlier date, as of such earlier date), (iv) any Transfer Taxes for which Sellers are responsible pursuant to Section 10.8(a) or (v) [REDACTED]).

(b) For purposes of determining whether there has been any breach or inaccuracy in respect of any representation or warranty of Sellers entitling a Purchaser Indemnified Party to indemnification for Losses pursuant to this Section 8.1, and for purposes of calculating the amount of any Losses to which a Purchaser Indemnified Party is entitled as a result of any such breach or inaccuracy, such representation or warranty shall not be deemed qualified or limited by any “material”, “materially”, “materiality”, “Material Adverse Effect” or other similar materiality qualification or limitation, including references to dollar amounts.

Section 8.2. Indemnification by Purchaser.

(a) Subject to the provisions of this Article VIII, from and after the Closing, Purchaser agrees to defend, indemnify and hold harmless Sellers and their Affiliates, and, if applicable, their respective directors, officers, agents, employees, successors and assigns, each in their capacity as such (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising or resulting from (i) any Assumed Liability, (ii) any breach by Purchaser of any of its covenants or agreements in this Agreement or (iii) any breach of any representation or warranty of Purchaser contained in this Agreement as of the date of this Agreement or as of the Closing Date (or for any representation or warranty specifically made as of an earlier date, as of such earlier date).

(b) For purposes of determining whether there has been any breach or inaccuracy in respect of any representation or warranty of Purchaser entitling Seller Indemnified Parties to indemnification for Losses pursuant to this Section 8.2, and for purposes of calculating the amount of any Losses to which a Purchaser Indemnified Party is entitled as a result of any such breach or inaccuracy, such representation or warranty shall not be deemed qualified or limited by any “material”, “materially”, “materiality”, “material adverse effect” or other similar materiality qualification or limitation, including references to dollar amounts.

Section 8.3. Notice of Third-Party Claims.

(a) In the event any claim or demand for which any Seller Indemnified Party or Purchaser Indemnified Party (the “Indemnified Party”) may have liability is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Party responsible for providing indemnification therefor under this Agreement (the “Indemnifying Party”) in writing describing such Third-Party Claim, the basis for indemnification hereunder, the amount or estimated amount of such Loss, if known or reasonably capable of estimation, and the method of computation of such amount or estimated amount, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred. If any action at law or suit in equity is instituted by or against a third party with respect to which the Indemnified Party intends to seek indemnity under this Article VIII, the Indemnified Party shall promptly notify the

Indemnifying Party of such action or suit. A failure by the Indemnified Party to give notice and to tender the conduct or defense of the action or suit in a timely manner pursuant to this Section 8.3 shall not limit the obligation of the Indemnifying Party under this Article VIII, except (i) to the extent such Indemnifying Party is actually and materially prejudiced by failure to give such notice, and (ii) to the extent notice of the claim has not been given pursuant to this Section 8.3(a) prior to the expiration of the applicable period provided in Section 8.4. The Indemnifying Party shall have thirty (30) calendar days (or such lesser number of days as set forth in the notice of the claim as may be required by court proceeding in the event of a litigated matter) after receipt of the notice of the claim (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third-Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the sole and absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel of its choice and to control, defend against, negotiate, settle or otherwise deal with such Third-Party Claim; provided, however, that the Indemnified Party may participate in any such Proceeding with counsel of its choice and at its expense; provided further, however, that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third-Party Claim if (i) the Third-Party Claim relates to or arises in connection with any criminal or regulatory Proceeding, (ii) based on the advice of outside legal counsel to the Indemnified Party, a conflict (including the availability of different or additional defenses) exists between the Indemnified Party and the Indemnifying Party in connection with such Third-Party Claim or conduct of claim by the Indemnifying Party would compromise any legal privilege or similar doctrine with respect to the Indemnified Party or any of its Affiliates or (iii) the Third-Party Claim seeks (A) an injunction against the Indemnified Party or (B) where the Indemnified Party is a Purchaser Indemnified Party, equitable relief requiring the taking of action or the refraining from taking actions by Purchaser or (iv) with respect to a Purchaser Indemnified Party, the Purchaser Indemnified Party shall have reasonably concluded in good faith that the relevant Third-Party Claim relates to the matters that could adversely affect in any material respect the Business, including any regulatory matters relating thereto. By assuming the defense of any such Third-Party Claim, the Indemnifying Party shall thereby conclusively acknowledge for all purposes of this Agreement its obligation to indemnify the Indemnified Party in respect of such matter pursuant to and in accordance with (and, for the avoidance of doubt, subject to the limitations set forth in) this Article VIII, except as otherwise provided in Section 8.3(c).

(c) To the extent the Indemnifying Party (i) elects not to assume the defense of such matter, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) calendar days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, then the Indemnified Party may retain counsel at the expense of the Indemnifying Party, which counsel shall be reasonably acceptable to the Indemnifying Party, and control the defense of such Proceeding; provided, however, that the Indemnifying Party shall be obligated pursuant to this Section 8.3(c) to pay for only one firm of counsel for all Indemnified Parties in addition to any local counsel who may need to be retained; and it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim pursuant to this Section 8.3(c).

(d) If the Indemnifying Party has the right and does elect to defend any Third-Party Claim, the Indemnifying Party shall conduct the defense of such Third-Party Claim with reasonable diligence and promptly inform the Indemnified Party of the status of the claim, including all settlement negotiations, and all material developments with respect to such Third-Party Claim, and the Indemnified Party shall be entitled to participate in any discussions relating to the litigation strategy implemented with respect to the defense of such Third-Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any pending or threatened Third-Party Claim on a basis that would not include an unconditional release of the Indemnified Party and would (i) exceed the balance of the Indemnifying Party’s indemnity obligations hereunder (and, in the case of any Purchaser Indemnified Party, exceed the Escrow Fund), (ii) result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (iii) result in a finding or admission of a violation of requirements of Laws or violation of the rights of any Person by the Indemnified Party or any of its Affiliates or (iv) impose ongoing obligations on the Indemnified Party following the date of such settlement or compromise.

(e) The Parties shall cooperate reasonably in good faith in connection with the defense, negotiation or settlement of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnifying Party records and information that are reasonably relevant to such Third-Party Claim, and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production or other disclosure of confidential information (consistent with applicable Laws), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(f) The procedures in this Section 8.3 (other than the obligation to provide notice in Section 8.3(a)) shall not apply to direct claims by Seller Indemnified Parties or Purchaser Indemnified Parties.

Section 8.4. Expiration. Each Party’s obligation to indemnify any Indemnified Party under this Article VIII shall not expire, and the representations, warranties and covenants, as applicable, shall survive, until they terminate on the following dates, unless a claim therefor is asserted in writing prior to the applicable survival date (in which case such obligation to indemnify shall continue until such claim is resolved in accordance with this Article VIII), failing which such claim shall be waived and extinguished: (i) on the date that is the [REDACTED] anniversary of the Closing Date with respect to breaches of representations and warranties other than breaches of Sellers’ Fundamental Representations and Purchaser’s Fundamental Representations, (ii) [REDACTED] (iii) on the date that is the [REDACTED] anniversary of the Closing with respect to Tax Indemnification and all other claims.

Section 8.5. Limitations on Indemnification.

(a) Threshold. Other than for any Excluded Claim, Sellers shall not be liable, pursuant to Section 8.1, for any Losses suffered by any Purchaser Indemnified Party unless the aggregate of all Losses suffered by the Purchaser Indemnified Parties exceeds, on a cumulative basis, an amount equal to [REDACTED] of the Purchase Price (the “Indemnity Threshold”), and then Sellers shall only be liable to the extent of any such excess. Other than for any Excluded Claim, Purchaser shall not be liable, pursuant to Section 8.2, for any Losses suffered by the Seller Indemnified Parties unless the aggregate of all Losses suffered by the Seller Indemnified Parties exceeds, on a cumulative basis, the Indemnity Threshold, and then Purchaser shall only be liable to the extent of any such excess. Notwithstanding any other provision of this Agreement to the contrary, other than for any Excluded Claim, no Indemnifying Party shall be required to indemnify, defend or hold harmless any Indemnified Party pursuant to this Article VIII against, or reimburse any Indemnified Party for, any Losses with respect to any individual claims unless such claim involves Losses in excess of [REDACTED] (nor shall such item be applied to or considered for purposes of calculating the Indemnity Threshold). For the purposes of this Agreement, “Excluded Claims” means, with respect to any Purchaser Indemnified Party, claims for (i) Tax Indemnification, (ii) indemnification pursuant to Section 8.1(a)(i) in connection with the Retained Liabilities other than [REDACTED] (iii) indemnification pursuant to Section 8.1(a)(iii) in connection with breaches of Sellers’ Fundamental Representations, (iv) indemnification pursuant to Section 8.1(a)(v) in connection with [REDACTED] (v) indemnification pursuant to Section 8.1(a)(ii) and (vi) fraud or willful and intentional breach, and with respect to any Seller Indemnified Party, claims for (i) indemnification pursuant to Section 8.2(a)(i) in connection with any Assumed Liability, (ii) indemnification pursuant to Section 8.2(a)(iii) in connection with breaches of Purchaser’s Fundamental Representations, (iii) indemnification pursuant to Section 8.2(a)(ii) or (iv) fraud or willful and intentional breach (each, an “Excluded Claim”).

(b) Cap; [REDACTED] In no event shall Sellers be liable to indemnify the Purchaser Indemnified Parties pursuant to Section 8.1 for Losses in the aggregate in excess of an amount equal to [REDACTED] of the Purchase Price (the “Cap”), other than for any Losses related to the [REDACTED], in which event Sellers shall be liable to indemnify Purchaser Indemnified Parties pursuant to Section 8.1 for all such Losses in an aggregate amount not to exceed the [REDACTED] In no event shall Purchaser be liable to indemnify the Seller Indemnified Parties pursuant to Section 8.2 for Losses in the aggregate in excess of the Cap.

(c) Mitigation. The Parties shall cooperate with each other to resolve any matter with respect to which an Indemnifying Party is obligated to indemnify an Indemnified Party hereunder, including by using such efforts as are required by applicable Law to mitigate damages after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(d) Other Limitations. Notwithstanding anything in this Agreement to the contrary, no Indemnified Party shall be indemnified or reimbursed for any Loss to the extent that such Loss is attributable to any failure by such Indemnified Party to comply with applicable Law from and after the Closing. If a Party is conducting any defense against a Third-Party Claim for which the other Party has sought indemnification pursuant to Section 8.1 or Section 8.2, as applicable, fees and expenses incurred during the defense against such Third-Party Claim, including legal costs and expenses, shall constitute Losses for purposes of determining the amount subject to the Cap pursuant to Section 8.5(b).

(e) Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article VIII, in immediately available funds, to an account specified by the Indemnified Party following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed supporting documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party the amount of any Loss for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than three (3) days following any Final Determination of such Loss and the Indemnifying Party’s liability therefor. A “Final Determination” shall exist when (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Governmental Order or judgment or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto. Any amounts for which any Seller may be liable under Section 8.1 shall be payable first from the Escrow Amount; following such time when there are no amounts remaining in the Escrow Amount, any amounts for which any Seller may be liable hereunder shall be payable directly by such Seller.

(f) Exclusion of Certain Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER PARTY NOR ITS AFFILIATES SHALL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, REMOTE, SPECIAL, CONSEQUENTIAL, EXEMPLARY, OPPORTUNITY COST, PUNITIVE DAMAGES OR DAMAGES FOR, MEASURED BY OR BASED ON LOST PROFITS, LOSS OF REVENUE OR INCOME, OR OTHER SIMILAR MEASURES OR FOR ANY LOSS OF BUSINESS REPUTATION OR OPPORTUNITY THAT ARISES OUT OF OR RELATES TO THIS AGREEMENT, EXCEPT IN EACH CASE TO THE EXTENT ANY SUCH DAMAGE OR LOSS WAS A REASONABLY FORESEEABLE CONSEQUENCE OF THE BREACH; PROVIDED, FURTHER, HOWEVER, THAT THE FOREGOING LIMITATION ON DAMAGES SHALL NOT APPLY TO (I) ANY SUCH DAMAGES THAT ARE ACTUALLY AWARDED TO A THIRD PARTY PURSUANT TO A THIRD-PARTY CLAIM OR (II) RESULTING FROM FRAUD OR WILLFUL AND INTENTIONAL BREACH OF THE INDEMNIFYING PARTY.

(g) Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Article VII.

Section 8.6. Reimbursement. If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article VIII, the Indemnified Party shall promptly remit to the Indemnifying Party the amount received from the third party in respect thereof.

Section 8.7. Sole Remedy/Waiver. Should the Closing occur, the remedies provided for in this Article VIII shall be the sole and exclusive remedies of any Indemnified Party in respect of this Agreement, the Ancillary Agreements, the Purchased Assets, the Products, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities or the transactions contemplated hereby or by the Ancillary Agreements, other than (i) for actions for specific performance or other equitable remedies or (ii) under the terms of the Transition Services Agreement. In furtherance of the foregoing, each Party hereby waives (on behalf of itself and the relevant Indemnified Parties) any provision of applicable Law to the extent that it would limit or restrict the agreement contained in this Section 8.7, and each Party (on behalf of itself and the relevant Indemnified Parties) hereby waives for periods following the Closing any and all other rights, claims or causes of action it or its Affiliates or relevant Indemnified Parties may have against the other Party or its Affiliates or Representatives now or in the future arising under or based upon this Agreement, any Ancillary Agreement, or any document or certificate delivered in connection herewith.

Section 8.8. [REDACTED]

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Purchaser and Sellers;

(b) by either the Sellers or Purchaser, by giving written notice of such termination to the other Party, if (i) the Closing shall not have occurred on or before the day that is the 180 day anniversary of the date of this Agreement (the “Outside Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 9.1(b) (x) shall not have breached any obligation under this Agreement such that the breach is a principal cause of, or has resulted in, the failure of the Closing to occur prior to the Outside Date and (y) shall have used such efforts as may be required by Section 6.4 to cause the Closing to occur on or before such date;

(c) by Sellers, by giving written notice of such termination to Purchaser, if (i) there exists a breach of any representation or warranty of Purchaser contained in this Agreement such that the condition set forth in Section 7.3(a) could not be satisfied or (ii) Purchaser shall have breached any of the covenants or agreements contained in this Agreement to be complied with by it such that the condition set forth in Section 7.3(b) could not be satisfied, and, in the case of either (i) or (ii), such breach is incapable of being cured or not cured within thirty (30) days after written notice thereof from Sellers detailing the nature of such breach;

(d) by Purchaser, by giving written notice of such termination to Sellers, if (i) there exists a breach of any representation or warranty of Sellers contained in this Agreement such that the condition set forth in Section 7.2(a) could not be satisfied or (ii) either Seller shall have breached any of the covenants or agreements contained in this Agreement to be complied with by it such that the condition set forth in Section 7.2(b) could not be satisfied, and, in the case of either (i) or (ii), such breach is incapable of being cured or not cured within thirty (30) days after written notice thereof from Purchaser detailing the nature of such breach;

(e) by either Sellers or Purchaser, by giving written notice of such termination, if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and non-appealable; or

(f) by Sellers, by giving written notice of such termination, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that are to be satisfied at Closing and other than those conditions that are incapable of being satisfied as a result of Purchaser’s breach of any of its obligations under this Agreement) and (ii) the Marketing Period has ended (the first Business Day immediately following the date on which clauses (i) and (ii) have both been satisfied, the “First Date”) and Purchaser fails to consummate the Closing on or prior to the third Business Day following the First Date (the “Financing Period”); provided that, Sellers are ready, willing and able to consummate the Closing and have provided written notice to Purchaser confirming such fact at least one (1) Business Day prior to the First Date.

Section 9.2. Effect of Termination. (a) In the event of the termination of this Agreement in accordance with Section 9.1 hereof, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to the other Party or their respective Affiliates, directors, officers or employees; provided that (i) no such termination shall relieve Purchaser of its obligation to pay the Purchaser Termination Fee, if, as and when required pursuant to Section 9.3, (ii) the obligations of the Parties contained in this Section 9.2 and in Section 6.1(b) (Information and Documents), Section 10.1 (Notices), Section 10.6 (Public Disclosure), Section 10.7 (Return of Information), Section 10.8(a) (Expenses, Transfer Taxes and Property Taxes), Section 10.10 (Governing Law; Jurisdiction), Section 10.11 (Waiver of Jury Trial) and Section 10.16 (Non-Recourse) of this Agreement shall survive notwithstanding any such termination and (iii) except as provided in Section 9.3, nothing herein shall relieve any Party from Liability for fraud or any willful and intentional breach of this Agreement prior to such termination.

Section 9.3. Termination Fee.

(a) If this Agreement (x) is terminated by Sellers pursuant to Section 9.1(f) or (y) is terminated by either Party pursuant to Section 9.1(b) and at such time Sellers either (I) could have terminated under Section 9.1(f) or (II) shall have previously provided the Required Information that was Compliant as of the commencement of a Marketing Period and the Marketing Period shall not have been completed as a result of an event, change, circumstance, state of facts or development first arising after the date of the commencement of the Marketing Period that caused the Business Disclosure to fail to be Compliant pursuant to clause (a) of the definition of “Compliant” (each of (x) and (y), a “Specified Termination”), then in each case of (x) and (y), Purchaser shall pay, by wire transfer of immediately available funds to the account(s) designated in writing by Sellers not less than two (2) Business Days prior to such payment, within three (3) Business Days after the date on which this Agreement is so terminated, to Sellers the fee of $75,000,000.00 in cash (the “Purchaser Termination Fee”). If Purchaser fails to promptly pay any amount due pursuant to this Section 9.3(a), Purchaser shall pay (or cause to be paid) to Sellers all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses) incurred in connection with any action initiated by Sellers to collect payment of the Purchaser Termination Fee, together with interest on the amount of the Purchaser Termination Fee at the prime lending rate prevailing during such period as published in the Wall Street Journal, calculated on a daily basis from the date the Purchaser Termination Fee was required to be paid until the date of actual payment.

(b) The Parties acknowledge that the Purchaser Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Sellers in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Purchaser acknowledges that until the Purchaser Termination Fee is paid in full as provided in this Section 9.3(b) the right of Sellers to receive the Purchaser Termination Fee shall not limit or otherwise affect Sellers’ right to specific performance to the extent set forth in Section 10.15; provided that Sellers shall not be entitled under any circumstances to both (i) receive the Purchaser Termination Fee and (ii) such specific performance of Purchaser’s obligation to effect the Closing in accordance with Articles II and III; and provided further, if, and only if, (x) a Specified Termination has occurred and (y) Purchaser has paid the Purchaser Termination Fee to Sellers in full, then Sellers shall have no right to seek additional remedies or recoveries beyond the Purchaser Termination Fee (including specific performance) for any Losses suffered as a result of the failure of the Closing to occur or for a breach or failure to perform hereunder (whether intentionally, willfully or otherwise) (and, effective upon the occurrence of such Specified Termination and receipt by the Sellers of the Purchaser Termination Fee, each Seller and their respective Representatives hereby expressly and irrevocably waives, discharges and releases and agrees to waive, discharge and release any and all other rights, claims or causes of action for any monetary, injunctive or other relief it or its Representatives may have against Purchaser, its Affiliates or any of their respective Representatives now or in the future under any Law or otherwise with respect thereto), and neither Purchaser nor any of its Affiliates or the Financing Source, or any of their respective Representatives shall have any further Liability relating to or arising out of this Agreement, the payment of such Purchaser Termination Fee being the sole and exclusive remedy against

Purchaser, any of its Affiliates, the Financing Source or any of their respective Representatives for any Loss suffered by the Sellers, their respective Affiliates, and their respective Representatives in connection with this Agreement and the transactions contemplated by this Agreement, as a result of any breach of any covenant or agreement in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated. In no event shall Purchaser and its Affiliates be required to pay the Purchaser Termination Fee on more than one occasion. For the avoidance of doubt, this Section 9.3 shall not limit the right of the Sellers to specific performance of this Agreement prior to termination to the extent provided in Section 10.15.

(c) The Parties each acknowledge that the agreements contained in this Section 9.3 are an integral part of this Agreement and that, without this Section 9.3, the Parties would not have entered into this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1. Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To either Seller:

Covis Pharma S.à.r.l. and Covis Injectables S.à.r.l

[REDACTED]

To Seller Parent:

Covis Pharma Holdings S.à.r.l.

[REDACTED]

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Telephone: 212-262-6700

Facsimile: 212-262-7402

Attn: Robert G. Minion and Ethan A. Skerry

and a copy (which shall not constitute notice) to:

[REDACTED]

to Purchaser or Purchaser Parent:

[REDACTED]

In the case of either Purchaser or Purchaser Parent with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: 212-558-7931

Facsimile: 212-291-9519

Attn: Matthew G. Hurd and Krishna Veeraraghavan

Section 10.2. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Sellers, or in the case of a waiver, by the party against whom the waiver is to be effective. To the extent any amendment, modification or supplement to Section 9.3, Section 10.5, Section 10.10, Section 10.11, Section 10.16 or this Section 10.2 is sought which is adverse to the rights of the Financing Sources, the prior written consent of the Financing Sources shall be required before such amendment, modification or supplement is rendered effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3. Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties; provided, that nothing in the foregoing shall prohibit Purchaser from making any assignment (i) to any of its Affiliates so long as such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement provided, further, no such assignment shall release Purchaser from its obligations under this Agreement; and (ii) to any successors to all or substantially all of the business and assets of Purchaser, whether in a merger, consolidation, sale of substantially all assets or other similar transaction. Any purported assignment, hypothecation or transfer in breach of this Section 10.3 shall be null and void. This Agreement shall be binding upon, and shall inure to the benefit of, and be enforceable by the Parties hereto and their successors and permitted assigns.

Section 10.4. Entire Agreement. This Agreement and the Ancillary Agreements (in each case, including all Schedules and Exhibits hereto and thereto) contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for (i) subject to Section 6.15(a), the Confidentiality Agreement which will remain in full force and effect for the term provided for therein and (ii) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 10.5. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Sellers, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement, provided, that (i) the provisions of Article VIII shall inure to the benefit of the Purchaser Indemnified Parties, and Seller Indemnified Parties, as applicable, (ii) the provisions of Section 10.16 shall inure to the benefit of the Persons referenced therein and (iii) the provisions of Section 9.3, Section 10.2, Section 10.10, Section 10.11, Section 10.16 and this Section 10.5, to the extent they apply to the Financing Sources, shall inure to the benefit of the Financing Sources.

Section 10.6. Public Disclosure. Notwithstanding anything herein to the contrary, each of the Parties to this Agreement agrees that, except as may be required to comply with the requirements of any applicable Laws, and the rules and regulations of any stock exchange to which any Party or its controlling Affiliate is subject, if any, no press release or similar public announcement or communication shall, if prior to the Closing, be made or caused to be made concerning the execution or performance of this Agreement or the transactions contemplated by this Agreement unless the Parties shall have consulted in advance with respect thereto, it being understood that the Parties intend to issue a joint press release in connection with the signing of this Agreement.

Section 10.7. Return of Information. If the transactions contemplated by this Agreement are terminated as provided herein:

(a) notwithstanding anything in the Confidentiality Agreement to the contrary, each Party shall return to the other Party or destroy all documents and other material received by such Party, its Affiliates and its and their respective Representatives, relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and

(b) all confidential information received or made available by either Party, its respective Affiliates and its and their respective Representatives from or on behalf of the other Party shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement.

Section 10.8. Expenses, Transfer Taxes and Property Taxes. (a) Except as otherwise expressly provided in this Agreement (including all filing fees in connection with the filings made pursuant to Section 6.3), whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses. Notwithstanding the foregoing, all Transfer Taxes shall be paid by Sellers.

(b) In the case of any taxable period that includes (but does not end on) the Closing Date, (i) real, personal and intangible property Taxes and similar Taxes imposed with respect to the Purchased Assets or Related to the Business (“Property Taxes”) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis, and (ii) all other Taxes imposed with respect to the Purchased Assets or Related to the Business (other than Transfer Taxes which shall be borne by Sellers as provided in Section 10.8(a)) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period as though the taxable period terminated as of the effective time of the Closing. Sellers and Purchaser shall promptly reimburse each other in accordance with such allocation for any such Taxes which any Party is required to pay under applicable Law.

Section 10.9. Schedules. The disclosure of any matter in any Schedule to this Agreement shall be deemed to be a disclosure with respect to any other section or subsection of this Agreement with respect to which its relevance is reasonably apparent on its face for all purposes of this Agreement, but shall expressly not be deemed to constitute an admission by a Seller or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

Section 10.10. Governing Law; Jurisdiction. (a) This Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of, or relate to this Agreement, or the transactions contemplated hereby (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter this Agreement), shall be exclusively governed by, and construed in accordance with, the Laws of the State of Delaware regardless of Laws that might otherwise govern under any applicable conflict of Laws principles. Notwithstanding anything in this Agreement to the contrary, the Parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is based upon, arises out of, or relates to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the Commitment

Letter shall be governed by, and construed in accordance with, the Laws of the State of New York.

(b) Any claim, demand, suit, action, cause of action, or proceeding (whether in contract, in tort, at law, or otherwise) (each, a “Proceeding”) based upon, arising out of, or related to this Agreement and its negotiation, execution, performance, non-performance, interpretation, termination, construction or the transactions contemplated hereby shall be heard and determined in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. Notwithstanding the foregoing, each Party hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Commitment Letter, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 10.11 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim. The Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum, or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth herein shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 10.10 and shall not be deemed to confer rights on any Person other than the Parties. Each Party agrees that the service of process upon such Party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 10.1. Each of the Parties also agrees that any final, non-appealable judgment against a Party in connection with any Proceeding arising out of or relating to this Agreement shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

Section 10.11. WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY PROCEEDING (WHETHER IN CONTRACT, IN TORT, AT LAW OR OTHERWISE) BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ARISING OUT OF OR RELATING TO THE FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION,

CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 10.12. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Party, it being understood that both Parties need not sign the same counterpart.

Section 10.13. Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.14. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.15. Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party agrees that, subject to Section 9.3 and Section 10.15(b), in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each of the Parties agrees that, subject to Section 9.3 and Section 10.15(b), it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Subject to Section 9.3 and Section 10.15(b), any Party seeking an injunction or injunctions to prevent breaches of this Agreement or the Financing and to enforce specifically the terms and provisions of this Agreement or the Financing shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) The Parties agree that the Sellers shall be entitled to specific performance against Purchaser and, as applicable, Purchaser Parent (A) of Purchaser’s and Purchaser Parent’s obligations under Section 6.10, including Purchaser’s and Purchaser Parent’s obligation to cause each Financing Source to fund its respective committed portion of the Financing required to consummate the transactions contemplated hereby and to pay related fees and expenses on the Closing Date in accordance with the terms of the Commitment Letter and to enforce its rights under the Commitment Letter as contemplated by Section 6.10, (B) to enforce Purchaser’s obligations under Section 6.3 and Section 6.4, and to prevent any breach by Purchaser of its covenants under this Agreement, (C) to enforce Purchaser’s obligations to pay the Purchaser Termination Fee pursuant to the terms and conditions of Section 9.3 and (D) to cause Purchaser to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement; provided, that Sellers will only have the right to specific performance in the case of clause (D) only to the extent each of the following conditions is satisfied: (x) the Marketing Period has ended and all conditions in Section 7.1 and Section 7.2 were satisfied (other than those conditions that can only be satisfied on the Closing Date and which were, at the time Closing would have been required to occur pursuant to Section 3.1, capable of being satisfied) at the time when the Closing would have been required to occur pursuant to Section 3.1, but for the failure of the Financing to be funded and (y) Sellers have irrevocably confirmed that if specific performance is granted, then the transactions contemplated by this Agreement will be consummated. To the extent any party to this Agreement brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended by the duration of time during which such Proceeding is actively pending before a court with jurisdiction pursuant to Section 10.10 of this Agreement.

Section 10.16. Non-Recourse.

(a) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. For the purposes of this Section 10.16. the term “Party” shall include Seller Parent and Purchaser Parent. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any Party or of any Financing Source shall have any Liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose Liability of an entity party against its owners or Affiliates) for any obligations or Liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith.

(b) The provisions of this Section 10.16 are intended to be for the benefit of, and enforceable by, the directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys and other Representatives of the Parties, and each such Person shall be a third-party beneficiary of this Section 10.16.

Section 10.17. Mutual Drafting. The Parties are sophisticated and have been represented by lawyers throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions set forth in Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any Schedule or Exhibit hereto, and therefore, waive their effects.

Section 10.18. Purchaser Parent. Purchaser Parent is executing this Agreement to guaranty, and hereby does guaranty, unconditionally and as a primary obligation, the due and punctual performance by Purchaser of Purchaser’s obligations under this Agreement, including (i) all of Purchaser’s obligations pursuant to Section 6.10. (ii) all of Purchaser’s payment obligations pursuant to Section 2.6 and Section 8.2 and (iii) in the event of a Specified Termination, Purchaser’s obligation to pay the Purchaser Termination Fee pursuant to Section 9.3 (and, in such circumstances, payment of the Purchaser Termination Fee shall be in full satisfaction of all obligations of Purchaser, Parent Purchaser and their respective Affiliates and Representatives, who shall thereafter have no liability to Seller Parent, either Seller or any of their respective Affiliates and Representatives, for monetary, injunctive or other relief of any kind as more fully provided in Section 9.3), and further agrees that it shall not be necessary to institute or exhaust remedies or causes of action against Purchaser as a condition of the obligations of Purchaser Parent pursuant to this provision. Purchaser Parent represents and warrants as of the date hereof and as of the Closing Date, those representations and warranties contained in Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.3 (No Conflicts; Consents), Section 5.4 (Governmental Authorization), Section 5.5 (Financing) and Section 5.6 (Litigation), substituting as applicable, the term “Purchaser Parent” therein, mutatis mutandi, for references to the term “Purchaser”.

Section 10.19. Seller Parent. Seller Parent is executing this Agreement to (A) agree, and hereby does agree, to cause Sellers to perform the obligations set forth in Article II and (B) guaranty, and hereby does guaranty, unconditionally and as a primary obligation, the due and punctual performance of Sellers’ obligations under this Agreement, including the obligations to (i) perform all their obligations and assume all their Liabilities as provided by this Agreement, the Ancillary Agreements and any other agreement or instrument executed pursuant to this Agreement, including Sellers’ obligations pursuant to Article II, regardless of any alternations, waivers or extensions to any such agreement or instrument, and further agrees that it shall not be necessary to institute or exhaust remedies or causes of action against Sellers as a condition of the obligations of Seller Parent pursuant to this provision. Seller Parent represents and warrants as of the date hereof and as of the Closing Date, those representations and warranties contained in Section 4.1 (Organization), Section 4.2 (Authority; Binding Effect), Section 4.3 (No Conflicts; Consents), Section 4.4 (Governmental Authorization) and Section 4.6 (Litigation), substituting the term “Seller Parent” therein, mutatis mutandi, for references to the term “Seller” or “Sellers”.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

COVIS PHARMA S.À.R.L.,
Acting through its Zug Branch

By:	[REDACTED]
Name: JACK T. DAVIS
Title: CEO & BRANCH MANAGER

COVIS INJECTABLES S.À.R.L.,
Acting through its Zug Branch

By:	[REDACTED]
Name: JACK T. DAVIS
Title: CEO & BRANCH MANAGER

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

COVIS PHARMA S.À.R.L.,
Acting through its Zug Branch

By:
Name:
Title:

COVIS INJECTABLES S.À.R.L.,
Acting through its Zug Branch

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED]
Name: JOHN A.R. McCLEERY
Title: Managing Director & C.F.O.

[Signature Page to Asset Purchase Agreement]

CONCORDIA HEALTHCARE CORP.
(solely with respect to Section 6.10 and Section 10.18 and the applicable provisions of Article X)

By:	[REDACTED]

	Name:	[REDACTED]
	Title:	[REDACTED]
[REDACTED]

COVIS PHARMA HOLDINGS S.À.R.L.
(solely with respect to Section 10.19 and the applicable provisions of Article X)

By:

Name:
Title:

[Signature Page to Asset Purchase Agreement]

CONCORDIA HEALTHCARE CORP.
(solely with respect to Section 6.10 and Section 10.18 and the applicable provisions of Article X)

By:
Name:
Title:

COVIS PHARMA HOLDINGS S.À.R.L.
(solely with respect to Section 10.19 and the applicable provisions of Article X)

By:	[REDACTED]
Name: JACK T. DAVIS
Title: CEO & BRANCH MANAGER

[Signature Page to Asset Purchase Agreement]

Schedule 1.1(a)

Excluded Contracts

[REDACTED]

[REDACTED]

[REDACTED]

Schedule 1.1(b)

Intellectual Property Licenses

•	Trademark License Agreement, dated December 22, 2011, by and among Glaxo Group Limited, GlaxoSmithKline LLC and Covis Pharma S.à.r.l.

•	Trademark License Agreement, dated December 22, 2011, by and between Glaxo Group Limited and Covis Pharma S.à.r.l.

•	Manufacturing Know-How License Agreement, dated December 22, 2011, by and between Glaxo Group Limited and Covis Pharma S.à.r.l.

•	Manufacturing Know-How License Agreement, dated December 22, 2011, by and between GlaxoSmithKline LLC and Covis Pharma S.à.r.l.

•	Manufacturing Know-How License Agreement, dated December 22, 2011, by and among Glaxo Group Limited, Glaxo Wellcome Manufacturing Pte. Ltd. and Covis Pharma S.à.r.l.

•	License Agreement, dated February 28, 2014, by and between AstraZeneca AB and Covis Pharma S.à.r.l.

•	Intellectual Property Agreement, dated April 4, 2013, by and among sanofi-aventis U.S. LLC, sanofi and Covis Pharma S.à.r.l.

•	Transition Services Agreement, dated October 3, 2014, between Covis Pharma, S.à.r.l. and WellSpring Pharmaceutical Corporation.

Schedule 1.1(d)

Knowledge of Purchaser

•	John A.R. McCleery, Managing Director

Schedule 1.1(e)

Knowledge of Sellers

•	Jack Davis, Chief Executive Officer

•	Michael Porter, Chief Operating Officer

•	Fabio Fazio, Vice President & Head of Quality Assurance

•	Aziza Johnson, Vice President & Head of Regulatory Affairs

Schedule 1.1(f)

Products

Product	Scientific Name	NDA Number(s)	AG Available
Lanoxin ®[1]	Digoxin	[REDACTED]
Parnate ®	Tranylcypromine sulfate
Zantac ® Zantac ® In Plastic Container	Ranitidine hydrochloride
Fortaz ® Fortaz ® In Plastic Container	Ceftazidime
Zinacef ® Zinacef ® In Plastic Container	Cefuroxime sodium
Nilandron ®	Nilutamide
Plaquenil ®	Hydroxychloroquine sulfate
Kayexalate ®	Sodium polystyrene sulfonate
Uroxatral ®	Alfuzosin hydrochloride
DuToprol ®	Hydrochlorothiazide; metoprolol succinate
Dibenzyline ®	Phenoxybenzamine hydrochloride
Dyrenium ®	Triamterene

[1]	For the avoidance of doubt, this product is limited to the tablet form, and does not include Lanoxin IV, (otherwise referred to as the Lanoxin injection or the pediatric injection). Note also that the following SKUs of Lanoxin shall not be considered Products for purposes of the Agreement (but shall instead be considered Retained Products under the Agreement [REDACTED]

Schedule 1.1(g)

Retained Products

Product	Scientific Name	NDA Number(s)	AG Available
Rilutek® Lanoxin IV® Betapace ® Betapace AF ®	Riluzole Digoxin Sotalol hydrochloride Sotalol hydrochloride	[REDACTED]

The following SKUs of Lanoxin shall not be considered Products for purposes of the Agreement (but shall instead be considered Retained Products under the Agreement):

Lanoxin Government PL SKUs

NDC	Package
[REDACTED]

Schedule 1.1(h)

[REDACTED]

[REDACTED]

Schedule 4.11

Taxes

Notwithstanding anything to the contrary in the Agreement, including the introductory paragraph of Article IV, this disclosure item serves the sole function of supplying the meaning of the factors referred to in Section 4.11, it being understood that it is not an exception to, nor is it intended to, nor shall it be deemed to, in any other way, expand, enlarge or modify the representations and warranties given by Sellers in the Agreement.

1.	[REDACTED]

EXHIBIT A

LIST OF INSTRUMENTS AND DOCUMENTS TO BE PROVIDED BY SELLERS

(a)	a receipt for payment of the Purchase Price at Closing;

(b)	evidence of termination of the CPI Distribution Contracts in accordance with the terms and conditions thereof;

(c)	the Transition Services Agreement, duly executed by an authorized officer of each of the Sellers;

(d)	the Intellectual Property Assignment Agreement, duly executed by an authorized officer of each of the Sellers;

(e)	the Assignment and Assumption Agreement, duly executed by an authorized officer of each of the Sellers;

(f)	the Bill of Sale, duly executed by an authorized officer of each of the Sellers;

(g)	The Escrow Agreement, duly executed by an authorized officer of each of the Sellers;

(h)	the certificates referred to in Section 7.2(a) and Section 7.2(b);

(i)	executed assignments of Assumed Contracts; and

(j)	such other bills of sale or certificates of title, and such other instruments of transfer, as may be required to transfer to Purchaser all of Sellers’ right, title and interest in and to the Purchased Assets at the Closing and in the case of each of (a) – (1), dated the Closing Date.

EXHIBIT B

LIST OF INSTRUMENTS AND DOCUMENTS

TO BE PROVIDED BY PURCHASER

(a)	the Transition Services Agreement, duly executed by an authorized officer of Purchaser;

(b)	the Intellectual Property Assignment Agreement, duly executed by an authorized officer of Purchaser;

(d)	the Assignment and Assumption Agreement, duly executed by an authorized officer of Purchaser;

(e)	the Bill of Sale, duly executed by an authorized officer of Purchaser;

(f)	the Escrow Agreement, duly executed by an authorized officer of Purchaser;

(g)	the certificates referred to in Section 7.3(a) and Section 7.3(b);

(h)	any federal, state, local or foreign Tax forms, certificates, instruments or other documents requested by Sellers or otherwise required to be provided by Purchaser in connection with the consummation of the transactions contemplated by this Agreement; and

(i)	such other bills of sale or certificates of title, and such other instruments of transfer, as may be required to transfer to Purchaser all of Sellers’ right, title and interest in and to the Purchased Assets at the Closing and in the case of each of (a) – (i), dated the Closing Date.

EXHIBIT C

TRANSITION SERVICES AGREEMENT TERM SHEET

Reference is made to the Asset Purchase Agreement dated the 9th day of March 2015, by and between Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”: each of Covis Pharma and Covis Injectables is referred to individually as a “Seller” and, collectively, Covis Pharma and Covis Injectables are referred to as the “Sellers”). Concordia Pharmaceuticals Inc., an international business company organized under the Laws of Barbados (“Purchaser”), Concordia Healthcare Corp., a corporation organized under the Laws of the province of Ontario (“Purchaser Parent”) (solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X) and Covis Pharma Holdings S.à.r.l., a limited liability company organized under the Laws of Luxembourg (“Seller Parent”) (solely with respect to Section 10.19 and the applicable provisions of Article X) (as amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”).

Capitalized terms used but not defined in this Transition Services Agreement Term Sheet (“Term Sheet”) have the respective meanings given to them in the Purchase Agreement unless otherwise specified.

1.	Covis Pharmaceuticals Inc. Upon Purchaser’s request, Sellers shall, and shall cause their respective third party contractors to, provide or cause to be provided to Purchaser or any of its Affiliates and/or third party contractors, the services set forth below, as applicable. The parties contemplate that CPI may be a party to the Transition Services Agreement with respect to the services to be provided by CPI.

2.	Rebates and Chargebacks. Parties agree to negotiate in good faith and reach agreement on the process for handling rebates and chargebacks (including a sample calculation representing the reimbursements), which process shall be consistent with Section 6.17(b) and Section 6.17(c) of the Purchase Agreement.

3.	Returns. [REDACTED]

4.	GPO Contracts. [REDACTED]

5.	Commercial

a.	Marketing:

i.	Continue to provide the services with respect to the commercialization of Nilandron under the CPI/Covis Pharma Distribution Contract until June 30, 2015 in a manner substantially consistent with the manner in which such services were provided as of the date of the Purchase Agreement, and subject to the parties agreeing on fees in the Transition Services Agreement to be paid to CPI with respect to such services. Such services may be extended beyond June 30, 2015 if agreed upon by the parties.

ii.	Until June 30, 2015, provide reasonable access to the Product Manager(s) responsible for the Products. Such services may be extended beyond June 30, 2015 if agreed upon by the parties.

iii.	Until June 30, 2015, provide reasonable access to the employees of each Seller and of their respective Affiliates involved in the commercialization of Nilandron®. Such services may be extended beyond June 30, 2015 if agreed upon by the parties.

b.	Trade:

i.	Provide a list of all entities to which CPI directly or indirectly sold Products during the twelve (12) months ended on the execution date of the Purchase Agreement (“Customers”).

ii.	Notify Customers that all orders for the Products are to be placed with Purchaser or its designee.

iii.	If, after Closing, any orders for the Products are placed with CPI despite notification to the trade, each Seller will forward such orders to Purchaser or its designee within two (2) Business Days of receipt of same.

iv.	CPI will work with Purchaser to notify customers and pricing services of any change in the price of the Products.

v.	CPI to cooperate with Purchaser to transfer the Dibenzylene coupon programs to Purchaser at the Closing Date. CPI will be responsible for any costs of any Product coupon redemptions up to the Closing Date.

6.	Medical Affairs.

a.	Adverse Event Data.

i.	Within thirty (30) days after the Closing Date, provide with an electronic copy of all Adverse Event data that was collected prior to Closing with respect to the Products.

ii.	For a period of three (3) months following the Closing Date, continue to collect and manage Adverse Event information with respect to the Products in accordance with applicable FDA requirements, and provide such information to Purchaser. Purchaser shall be responsible for reporting such information to the FDA (together with any other Adverse Event information received directly by Purchaser), in accordance with applicable FDA requirements.

iii.	At all times after the date that is three (3) months following the Closing Date (the “Cutover Date”), Purchaser shall be responsible for the collection, management and reporting of Adverse Event information received with respect to the Products.

•	Following the Cutover Date, Sellers will provide Purchaser with all Serious Adverse Event information received by Sellers for any Product within one (1) day of receipt by Sellers, in .pdf or verbatim text format.

•	Following the Cutover Date, Sellers will provide Purchaser with all Adverse Event information (other than Serious Adverse Event information) received by Sellers for any Product within ten (10) days of receipt by Sellers.

b.	Medical Inquiries.

i.	Within thirty (30) days after the Closing Date, provide an electronic copy of legacy data related to medical inquiries and responses with respect to the Products.

ii.	From and after the Closing Date, refer all questions raised by health care professionals relating to the Products sold by Purchaser to Purchaser for response.

iii.	From and after the Closing Date, Purchaser shall be responsible for and shall conduct all correspondence and communication with physicians and other health care professionals relating to the Products in the United States, including medical inquiries and responses thereto.

c.	Provide copies of drug safety/medical information.

d.	As promptly as practicable following the Closing Date, CPI will send a mutually agreed-upon letter to all patients enrolled the Patient Assistance Programs.

7.	Regulatory / Quality

a.	For a period of six (6) months following the Closing Date, provide (i) reasonable support for regulatory responsibilities and commitments for the Products, (ii) Purchaser with timely assistance in responding to specific questions posed by Purchaser and (iii) assist Purchaser in its compliance with regulatory matters related to the Products.

b.	Seller shall use its commercially reasonable efforts to provide to Purchaser as soon as reasonably practicable after the Closing Date, (i) information and documents related to the Business reasonably required by Purchaser or its Affiliates to prepare and file a business acquisition report (as required by Canadian securities Laws) and (ii) such assistance as may reasonably be required by Purchaser in connection therewith.

c.	Assistance With Preparation of FDA Reports:

i.

Provide a list of all Annual Reports, Periodic Safety Update Reports, Periodic Adverse Drug Experience Reports and other reports to the FDA or any other Governmental Authorities that are due to be submitted to the FDA on or before April 30, 2016.

ii.	Prepare, and provide to Purchaser for submission to the FDA, all FDA Annual Reports and any Periodic Safety Update Reports relating to the Products that are due to be submitted to the FDA on or before the date that is the three (3) month anniversary of the Closing Date. Purchaser will be responsible for submitting such reports to the FDA.

iii.	From and after the date that is the three (3) month anniversary of the Closing Date, Purchaser shall have full responsibility for preparing and submitting, and shall prepare and submit, all FDA Annual Reports, Periodic Safety Update Reports and any other reports required by the FDA or any other Government Authority in the Territory with respect to the Products.

d.	For a period of six (6) months following the Closing Date, provide reasonable, limited access to Sellers’ and/or any of their Affiliates’ Regulatory and Quality personnel that are responsible for the regulatory and quality function related to the Products.

e.	During the six (6) month period following the Closing Date, each Party will provide the other Party with reasonably requested cooperation and responses to information requested resulting from audits, investigations or claims against one another by customers, regulatory agencies or governments related to activities performed.

8.	Finance / Accounting

a.	For a period of six (6) months following the Closing Date, provide (i) reasonable access to finance and accounting personnel that are responsible for the finance and accounting function related to the Products and (ii) such other financial- and accounting-related services as are agreed upon by the parties in the Transition Services Agreement.

9.	Supply Chain

a.	During the ninety (90) day period following the Closing Date, provide reasonable access to Sellers’ supply chain personnel that are responsible for the supply chain function related to the Products.

b.	During the ninety (90) day period following the Closing Date, promptly meet to discuss logistics with respect to the Products.

c.	During the ninety (90) day period following the Closing Date, provide Purchaser with reasonable assistance to support Purchaser’s demand and supply planning activities with respect to the Products.

d.	Sellers to work with Purchaser to assume and/or cancel open Product purchase orders and to issue replacement purchase orders with contract manufacturers. Purchaser shall be responsible for any cancellation payments incurred as a result of the foregoing.

10.	Government and PHS Contracts

[REDACTED]

[REDACTED]